Shifting Forward



Bristol West Holdings, Inc.
Annual Report 2005

Corporate Profile

Bristol West began providing private passenger automobile insurance to Florida residents in 1973. Since that time, Bristol West has grown to be a leading, publicly traded (NYSE:BRW) provider of liability and physical damage insurance focusing exclusively on private passenger automobiles across the United States.

Sold exclusively through independent agents and brokers, Bristol West insurance products provide customers the security of a comprehensive range of automobile insurance coverages at competitive prices.

Bristol West philosophy stresses high quality and responsive services to customers through product innovation and a broad array of systems to support customers, agents and brokers alike.






Financial Highlights

(dollars in thousands except per share data)	2005	2004	2003
For the year			
Gross written premium	$617,873	$ 752,859	$ 648,228
Net written premium	653,131	369,011	263,001
Net income	54,702	61,137	33,514
Return on Average Equity	16.6%	26.5%	27.7%
At year end			
Total assets	$893,356	$1,040,920	$ 777,876
Total cash and invested assets	487,271	295,076	150,541
Total shareholders' equity	336,955	322,323	138,735
Per Common Share			
Book value	$ 11.13	$ 10.11	$ 5.82
Net income (Basic)	1.78	1.99	1.41
Net income (Diluted)	1.70	1.89	1.32
Dividends	0.26	0.15	—

Entrepreneurial Culture + Focus + Discipline = Sustainable and Superior Long-Term ROE's



Dear Fellow Shareholders,

2005 proved to be a difficult year for premium growth as gross written premium declined 18% from 2004 levels driven by declines in several states, most notably California. Net written premium increased 77% driven by our dramatic reduction in our purchase of reinsurance that we discussed in last year's letter. Net income was $54.7 million or $1.70 per fully diluted share. During the year, we repurchased 1.9 million shares at a total cost of $31.0 million or $16.64 per share. We finished 2005 with GAAP equity of $337.0 million and our return on average GAAP equity was a very attractive 16.6%.

The theme you've heard from us in the past continues; we will not compromise our underwriting standards. We would rather return capital to our shareholders than expose that capital to poorly priced business that would earn an inferior return. Therefore we implemented the share repurchase program and during the year we also increased our dividend by 40% to $0.28 per annum.

We are focused on managing the Company for the long term. We spent considerable time and effort refining our underwriting and developing technologies that improve service and lower our costs.

Our key 2005 strategic accomplishments include:

- Adding approximately 2,000 producer locations, and at the end of 2005, we now do business with 7,720 producers with just over 10,360 locations.
- Improving the risk selection (segmentation) of our products. Our next generation product, Select, is now deployed in 8 states. We have significantly enhanced this product and have successfully launched the 2.0 version of Select during the first quarter of 2006, in Colorado. Also during the first quarter of 2006, we launched a more highly segmented product in California.
- We completed the conversion to point-of-sale underwriting, with over 99% of our new business applications submitted to us using point-of-sale underwriting.
- We continue to seek tools such as electronic funds transfer (EFT) for customer billing that will improve policy retention, and during 2005 we saw the percentage of customers choosing EFT as their payment option increase almost four times to 20.3 percent.
- Based on feedback from our producers, we developed technology that allows producers to make changes to their customers' policies electronically. This capability is deployed in 13 states, representing over 90% of our policies in force.
- As we discussed last year, we are very focused on employing data mining tools and rigorous analytics to every facet of our business with the goal of improving policy and claims service.
- On October 24, 2005, Hurricane Wilma struck South Florida and Broward County where our main office is located. We successfully implemented our disaster recovery plans and were able to service our insureds without any significant change in the speed or quality of service. We received over 1,530 claims related to Hurricane Wilma, and our claim organization promptly resolved those claims.
- Finally, we're pleased to announce several executive changes consistent with our management succession planning. Effective July 1, 2006, Jim will relinquish his role as Chief Executive Officer to Jeff, while remaining as the Executive Chairman of the Board and Simon Noonan will become the Chief Operating Officer of the Company.

While challenging, 2005 was a successful year for your company. We will continue our focus on improving the company and maintaining our underwriting discipline to ensure we earn superior returns on your equity over the long term.

Best regards,

James R. Fisher
Chief Executive Officer &
Chairman of the Board

Jeffrey J. Dailey
President &
Chief Operating Officer

Financial Table of Contents

Bristol West Holdings, Inc. (the "Company"), a Delaware corporation, is a provider of private passenger automobile insurance. When this report uses the words "we," "us," and "our," these words refer to Bristol West Holdings, Inc. and its subsidiaries, unless the context otherwise requires. The following table presents our historical financial and operating data as of the dates or for the periods indicated. We derived the data as of and for each of the five years ended December 31, 2005 from our consolidated financial statements. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this Annual Report.

	As of or For the Twelve Months Ended December 31,				
(dollars in millions, except per share data)	2005	2004	2003	2002	2001
Statement of Operations Data:					
Revenues:					
Net earned premium	$595.1	$ 325.3	$274.0	$241.0	$158.6
Net investment income	17.2	9.0	6.7	6.4	6.4
Realized (loss) gain on investments, net	(0.1)	—	1.2	0.3	1.0
Policy service fee revenues	62.5	74.1	69.2	47.3	36.1
Outsourcing servicing fees[a]	—	—	0.1	0.9	18.6
Other income	2.9	2.5	1.6	2.0	1.4
Total revenues	677.6	410.9	352.8	297.9	222.1
Costs and Expenses:					
Losses and loss adjustment expenses incurred	394.6	219.4	199.7	200.5	128.9
Commissions and other underwriting expenses	154.1	58.4	51.8	42.1	50.3
Other operating and general expenses	38.1	31.3	24.2	19.3	19.9
Litigation expense[b]	—	—	17.4	14.3	—
Interest expense	4.2	3.0	3.1	4.6	9.0
Goodwill amortization	—	—	—	—	2.7
Extinguishment of debt	—	1.6	—	—	—
Stock based compensation expense	2.2	1.3	2.5	0.3	0.5
Total costs and expenses	593.2	315.0	298.7	281.1	211.3
Income before income taxes	84.4	95.9	54.1	16.8	10.8
Income tax expense	29.7	34.8	20.6	5.3	3.8
Net Income	$ 54.7	$ 61.1	$ 33.5	$ 11.5	$ 7.0
Balance Sheet Data:					
Cash and investments	$487.3	$ 295.1	$150.5	$139.9	$114.2
Total assets	893.4	1,040.9	777.9	633.1	534.5
Unpaid losses and loss adjustment expenses	221.4	222.3	202.3	157.4	106.0
Long-term debt, including current portion	69.9	73.4	71.5	71.5	86.5
Total liabilities	556.4	718.6	639.1	530.3	446.0
Stockholders' equity	337.0	322.3	138.7	102.8	88.5
Operating Data:					
Gross written premium	$617.9	$ 752.9	$648.2	$481.8	$316.6
Net written premium	653.1	369.0	263.0	236.3	133.3
Per Share Data:					
Earnings per share—basic	$ 1.78	$ 1.99	$ 1.41	$ 0.48	$ 0.30
Earnings per share—diluted	1.70	1.89	1.32	0.48	0.30
Book value per share	11.13	10.11	5.82	4.32	3.72
Ratios:					
Loss ratio	66.3%	67.4%	72.9%	83.2%	81.3%
Expense ratio	21.3%	4.1%	1.9%	4.6%	8.9%
Combined ratio	87.6%	71.5%	74.8%	87.8%	90.2%

a) Outsourcing service fees represent fees earned under a contract with Reliance Insurance Company for servicing policies and claims on the run-off of their non-standard automobile insurance business. We entered into this contract in connection with our acquisition of the non-standard automobile operations of Reliance Group Holdings in April 2001. These fees do not represent a recurring source of income.

b) Litigation expense represents expense associated with the settlements of certain class action lawsuits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have derived the following discussion and analysis of the results of operations for the three years ended December 31, 2005, and our financial condition as of each year-end, from the consolidated financial statements included elsewhere in this document. You should read this discussion and analysis in conjunction with such financial statements.

OVERVIEW

We derive our revenues principally from the following:

- net premiums earned, which comprises the premiums we earn from sales of automobile insurance policies less those premiums that we cede to our reinsurers;
- net investment income we earn on our invested assets;
- policy service fee revenues, which are composed primarily of policy origination fees and installment fees billed to our policyholders; and
- other income, which primarily represents commission income we earn on business written in Texas.

Our expenses consist predominately of the following:

- losses and loss adjustment expenses, including estimates for losses and loss adjustment expenses incurred during the period and changes in estimates from prior periods, less the portion of those insurance losses and loss adjustment expenses that we ceded to our reinsurers;
- commissions and other underwriting expenses, which consist of commissions we pay to agents and brokers, premium taxes and Company expenses related to the production and underwriting of insurance policies, less ceding commissions that we receive under our reinsurance contracts;
- other operating and general expenses, which include general and administrative expenses, depreciation and other expenses; and
- interest expense on debt.

OPERATING RESULTS—KEY STATES

The market conditions in the states in which we operate are competitive to varying degrees. Some companies with which we compete, primarily in California, do not verify certain underwriting information or default to lower values, which has the effect of lowering the premium they charge, and thus attract more business. In addition, some companies with which we compete pay incentives to agents and brokers. Also, some competitors spend significant sums on advertising. We have not relaxed our underwriting standards, do not advertise, and do not pay incentive commissions.

We monitor the rate and underwriting activity of the other market participants in each state in which we do business. We have noted some indications that the competitive conditions in some states may be stabilizing. During the fourth quarter of 2005, we began noting some moderation in rate decreases and began to see an uptick in rate filings where companies are raising rates. Overall, we observed 97 competitor rate revisions and new product introductions during the quarter ended December 31, 2005. These included 46 rate increases, 26 rate reductions, 10 revenue-neutral filings, and 15 introductions of new products.

In the aggregate, our gross written premium decreased by 18% in 2005 compared to 2004. Included in these figures is a change in the provision for expected policy cancellations that increased gross written premium by 3% for the year ended December 31, 2005 and by 6% for the year ended 2004. The purpose of the provision is to reduce installment premiums due in the future from policyholders as well as the related unearned premiums to the amount we expect to ultimately collect and earn. Changes in the provision are generally driven by observed changes in the cancellation rate of in force policies and changes in the balance of unearned premium. There appear to be several reasons for the improvement in the cancellation rate. A greater proportion of our business is renewal business, which has better payment performance than new business. In addition, our stepped up retention efforts are positively affecting both the persistency of our business and our collection of past due balances. The decrease in the provision added $18.9 million and $46.3 million to gross written premium during 2005 and 2004, respectively, and a similar amount to reported unearned premiums and premiums receivable. The decrease has no effect on earned premium, and therefore, no direct effect upon reported net income.

Gross written premium before and after the change in the provision for cancellations for the three years ended December 31, 2005, 2004 and 2003 is set forth below.

	Twelve Months Ended December 31,			% Change	
(dollars in millions)	2005	2004	2003	2005	2004
State					
California	$277.4	$396.2	$414.5	(30.0)%	(4.4)%
Florida	91.2	100.8	72.6	(9.5)%	38.8%
Michigan	83.5	71.9	48.5	16.1%	48.2%
Texas	22.5	16.7	10.7	34.7%	56.1%
South Carolina	20.2	17.4	12.7	16.1%	37.0%
Pennsylvania	18.0	15.2	14.3	18.4%	6.3%
New Hampshire	15.7	12.9	7.5	21.7%	72.0%
Maine	14.1	13.2	11.6	6.8%	13.8%
Virginia	9.1	11.4	8.9	(20.2)%	28.1%
Georgia	8.8	11.4	20.8	(22.8)%	(45.2)%
All other (includes 11 states)	38.5	39.5	30.4	(2.5)%	29.9%
Gross written premium, before change in expected policy cancellation provision	$599.0	$706.6	$652.5	(15.2)%	8.3%
Change in expected policy cancellation provision	18.9	46.3	(4.3)	n/m	n/m
Gross written premium	$617.9	$752.9	$648.2	(17.9)%	16.2%

The average number of policies in force is a significant driver of our gross earned premium. For the year ended December 31, 2005, the average number of policies in force decreased 9% to 446,140 from 487,652 for the comparable period of 2004, while our gross earned premium declined 7% over the same period. The table below shows our average number of policies in force and gross earned premium for the year ended December 31, 2005 compared to the corresponding period of 2004.

	Twelve Months Ended December 31,		%
(in thousands)	2005	2004	Change
Average number of policies in force	446.1	487.7	(8.5)%
Gross earned premium	$646,944	$695,605	(7.0)%

One aspect of our growth strategy is to increase the number of producers with which we do business. We attempt to target producers in geographic areas where we are under-represented and where we believe we can write profitable business. During 2005, we increased our total number of producers to approximately 7,720 and our total number of producer locations to more than 10,360.

Over time, it is our goal to increase our geographic diversification. California continues to be our largest state, and California, Florida and Michigan accounted for 75% of our volume for 2005. However, our mix of premium writings has become more geographically diverse as we derived 46% of our gross written premium from California in 2005, down from 56% in 2004. Year-to-year changes in gross written premium, as enumerated above, vary significantly by state and are dependent upon a variety of factors, including competitive conditions and regulatory environments within those states, our strategies with respect to product pricing and the number and location of producers.

In California, our premium writings declined by 30% in 2005 and by 4% in 2004, as we observed intensifying competitive conditions in that state. In our other states, in the aggregate, our premium writings grew by 4% in 2005 and by 30% in 2004. In California, competitors' filed rates remain stable; however, many have relaxed underwriting standards by not verifying mileage bands and other underwriting information, such as driving experience. This behavior results in lower policy premium for some consumers, making it more difficult for companies not engaging in such practices to attract and retain customers. We have not relaxed our underwriting standards and do not intend to do so in the future.

We have increased the number of producers in California to 1,099 with 1,896 locations as of December 31, 2005 from 917 producers with 1,602 locations at December 31, 2004. Our strategy remains to increase the number of producers, without over-saturating the market. We closely monitor the behavior of our new producers to ensure adherence to our underwriting standards.

New business application volume in California during the fourth quarter of 2005 was approximately 40% lower than the comparable quarter of 2004. This change gives us some indication that the market may be beginning to stabilize, as the rate of decline we experienced throughout the first three quarters of 2005 had been closer to 50%. In the latter part of 2005, we also noted improvement in our business retention, which offset some of the decline in our new business, resulting in our overall gross written premium declining by less than the decline in new business policies.

The table below shows our gross written premium by state and quarter for the twelve months ended December 31, 2005:

	Three Months Ended				Twelve Months Ended
(dollars in millions)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	December 31, 2005
State					
California	$ 83.7	$ 72.2	$ 64.1	$ 57.5	$277.4
Florida	25.2	22.8	21.9	21.4	91.2
Michigan	22.5	20.3	21.1	19.7	83.5
Texas	6.2	5.6	5.7	5.0	22.5
South Carolina	6.1	4.0	5.3	4.9	20.2
Pennsylvania	3.4	4.1	4.6	5.9	18.0
New Hampshire	3.8	4.2	3.8	3.9	15.7
Maine	3.8	3.4	3.7	3.3	14.1
Virginia	2.6	2.1	2.2	2.2	9.1
Georgia	3.0	2.1	1.9	1.9	8.8
All other (includes 11 states)	10.3	8.5	9.9	9.2	38.5
Gross written premium, before change in expected policy cancellation provision	$170.6	$149.3	$144.2	$134.9	$599.0
Change in expected policy cancellation provision	(0.2)	8.5	3.9	6.8	18.9
Gross written premium	$170.4	$157.8	$148.1	$141.7	$617.9

In Florida, our second largest state, gross written premium declined by 10% for the year ended December 31, 2005 compared to 2004. Although we experienced a decline in our year-to-year premium volume, we observed improvement in this market, especially in the last quarter of 2005, during which we tracked 32 rate increases, two rate decreases, and six revenue-neutral rate filings by companies with which we compete. We raised our rates by about 11% in this market on December 30, 2004, and some of the companies with which we compete raised their rates during the latter part of 2005. We continue to increase our producer representation in Florida with 1,289 producers and 1,582 locations as of December 31, 2005, up from 1,044 producers with 1,276 locations as of December 31, 2004.

We continue to experience strong growth in Michigan where our premium volume increased 16% for the year ended December 31, 2005 compared to 2004. Our strategy in Michigan is to grow by increasing the number of producers in profitable geographic areas where we are under-represented. At December 31, 2005, we had 601 producers with 813 locations, up from 571 producers with 695 locations at December 31, 2004. Over time, we have built strong producer relationships based on the competitiveness of our products and customer service. Due to the recent market entrants and rate filing activity, we believe conditions will become more competitive in the future. The Governor of Michigan recently proposed legislation that would decrease automobile insurance rates by 20%, eliminate the use of credit information as a rating variable, and seek changes in the law to make it easier for claimants to file tort claims. We are closely monitoring this situation.

Texas is our fourth largest state, and we experienced a very strong growth rate of 35% in our premium volume for the year ended December 31, 2005 compared to 2004. Our producer representation in Texas grew to 841 producers with 1,318 locations as of December 31, 2005, up from 521 producers with 867 locations as of December 31, 2004, increases of 61% and 52%, respectively. During the last quarter of 2005, we observed increasingly competitive market conditions in Texas, as we noted that filed rate decreases by companies with which we compete outnumbered rate increases. These rate decreases caused our competitive position to erode during the fourth quarter of 2005, during which we experienced a 9% decline in our premium volume compared to the same period of 2004. As with each state in which we do business, we are closely monitoring and analyzing our business in Texas.

OPERATIONS

We closely monitor staffing levels in relation to volume in our claims and policy service divisions. We also utilize various metrics to track service performance to ensure that service levels are meeting or exceeding our benchmarks. We continue to stress productivity as staff count had decreased by 9% to 1,213 as of December 31, 2005 compared to 1,326 as of December 31, 2004. This compares to a 7% decline in our gross earned premium for the year.

We modified rates 62 times during the year ended December 31, 2005. Six such modifications were for rate increases, 17 were decreases, and 39 were revenue neutral. In 2005, we decreased our overall rate level by 0.3%. We continuously monitor our rate levels and will continue to seek rate changes in states where warranted. In addition, we believe we can continue to improve our product structure by filing class plan changes that, through segmentation, we design to attract certain market segments that we have observed to produce favorable results relative to the overall market in a given state.

In the aggregate, we have now deployed point-of-sale underwriting in 18 states, and we utilized point-of-sale underwriting on 99% of new business applications in the fourth quarter of 2005. We have fully deployed OneStep in South Carolina, California, and Ohio for both new business and endorsements. Additionally, we are in the process of deploying OneStep in Texas. We have deployed OneStep Raptor in all but three of our other states.

We have an exclusive license to use OneStep in the non-standard automobile insurance industry through December 2009. OneStep and OneStep Raptor use technology to provide fast and accurate quotes by accessing third-party information at the point-of-sale, including an applicant's driving record, accident history and, where permitted by law, credit reports. This process reduces the frequency of uprates which may occur when an application is incomplete or inaccurate. Our point-of-sale application systems permit the producer to print the policy, the identification cards and the policy declaration page as soon as the verifications are complete, usually within minutes.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires us to make estimates and assumptions that affect amounts we report in our financial statements. As additional information becomes available, these estimates and assumptions are subject to change and, if changed, would impact amounts we report in the future. We have identified accounting policies involving estimates that we consider to be critical due to the amount of judgment and uncertainty inherent in the application of these policies.

Estimation of Unpaid Losses and Loss Adjustment Expenses. Our actuarial staff reviews our insurance subsidiaries' loss and loss adjustment expense reserves. When estimating our liability for losses and loss adjustment expenses under the terms of our insurance policies, we rely heavily on our historical loss and loss adjustment expense experience. We periodically adjust our loss and loss adjustment expense reserves for changes in product mix, underwriting standards and rules, loss cost trends and other factors. We also incorporate into our analyses factors such as the rate of inflation, claims settlement patterns and legislative activities and litigation trends that may impact our loss and loss adjustment expense reserves. As our experience develops or we learn additional information, we increase or decrease our loss and loss adjustment expense reserve levels, as necessary. These changes to our loss and loss adjustment expense reserves are reflected in our results of operations in the period in which our estimates change. Ultimately, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded.

At each financial reporting date, we record our best estimate, which is a point estimate, of loss and loss adjustment expense reserves, gross and net of reinsurance. In selecting the best estimate, we utilize up to 15 different actuarial methodologies. Each of these methodologies is designed to forecast the number of claims we will be called upon to pay and the amounts we will pay on average to settle those claims. In arriving at our best estimate, our actuaries consider the likely predictive value of the various loss development methodologies employed in light of underwriting practices, premium rate changes and claim settlement practices that may have occurred, and weight the credibility of each methodology. Our actuarial methodologies take into account various factors, including, but not limited to, paid losses, liability estimates for reported losses, paid allocated loss adjustment expenses, salvage and other recoveries received, reported claim counts, open claim counts and counts for claims closed with and without payment of loss.

In establishing our best estimate of unpaid losses and loss adjustment expenses, we determine the number of claims that have been reported as of the financial reporting date and make an estimate of claims that have been incurred but not yet reported to us as of that date. Because our evaluations are based upon historical patterns, if the rate of claims reported to us or paid by us differs from our historical patterns, our evaluations may underestimate the number of claims that will ultimately be paid, and therefore, the amount of unpaid losses and loss adjustment expenses recorded for the period.

For the year ended December 31, 2005, we experienced an insignificant amount of adverse development on loss and loss adjustment expense reserves related to prior years compared to $2.5 million of adverse development during the year ended December 31, 2004.

If our estimate of gross unpaid losses and loss adjustment expenses of $221.4 million at December 31, 2005 decreases or increases in 2006 by one percent, our net income or loss for 2005 would decrease or increase by $1.4 million after tax (assuming an effective tax rate of 35.17%). If the increase were to be wholly or partly caused by gross losses ceded to the Michigan Catastrophic Claims Association ("MCCA") state reinsurance facility, the impact on net income would be reduced because the covered portion of the loss would be ceded to the MCCA.

Accruals for Litigation. We continually evaluate potential liabilities and reserves for litigation using the criteria established by Statement of Financial Accounting Standards No. 5, *"Accounting for Contingencies."* We have a quarterly monitoring process involving legal and accounting professionals. Legal personnel first identify outstanding corporate litigation and regulatory matters posing a reasonable possibility of loss. Legal personnel then review these matters to evaluate the facts and changes since the last review in order to determine if we should record or adjust a provision for loss, the amount that we should record, and any appropriate disclosure regarding the provision, and communicate such information to accounting personnel. We believe the current assumptions and other considerations we use to estimate our potential liability for litigation are appropriate. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, we believe we have adequately reserved for our existing known litigation and that such litigation will not have a material effect on our future financial condition or results of operations. In view of the uncertainties regarding the outcome of these claims or lawsuits, as well as the tax-deductibility of related payments, it is possible that the ultimate cost to us of these claims or lawsuits could exceed the reserves we establish by amounts that would have a material adverse effect on our future financial condition or results of operations in a particular quarter or year.

Accounting and Reporting for Reinsurance. Pursuant to Statement of Financial Accounting Standards No. 113, *"Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts,"* ("SFAS No. 113") we are required to review the contractual terms of all our reinsurance purchases to ensure compliance with that statement. The statement establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Contracts that do not result in the reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed generally do not meet the conditions for reinsurance accounting and must be accounted for as deposits.

SFAS No. 113 also requires us to disclose the nature, purpose and effect of reinsurance transactions, including the premium amounts associated with reinsurance assumed and ceded. It also requires disclosure of concentrations of credit risk associated with reinsurance receivables and prepaid reinsurance premiums.

RESULTS OF OPERATIONS

TWELVE MONTHS ENDED DECEMBER 31, 2005 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2004

Revenues

The following table shows the gross and ceded written and earned premium for the twelve months ended December 31, 2005 and 2004.

	Twelve Months Ended December 31,	
(dollars in thousands)	2005	2004
Gross written premium	$ 617,873	$752,859
Ceded written premium:		
Quota share reinsurance and other	71,052	383,848
Effect of reinsurance commutation	(106,310)*	—
Total ceded written premium	(35,258)	383,848
% Ceded, excluding effect of reinsurance commutation	11.5%	51.0%
Gross earned premium	$ 646,944	$695,605
Ceded earned premium	51,872	370,284
% Ceded	8.0%	53.2%

* Amount represents the unearned premium previously ceded under our 2002–2004 quota share reinsurance agreement, which we received as a result of the termination and commutation of this agreement.

Gross Written Premium. Gross written premium decreased to $617.9 million for the twelve months ended December 31, 2005, or by 18%, compared to $752.9 million for 2004. The decline in gross written premium emanated primarily from California where written premium declined by 30% for the year. Generally, we observed increasingly competitive conditions during 2005 in the states where we do business. As we have exercised underwriting and pricing discipline, we have seen our volume of business decline in several states, most notably, California and Florida, and grow more slowly in many other states compared to 2004. We provide for expected policy cancellations in order to adjust written premium to amounts we expect to ultimately collect and earn (see "Operating Results—Key States" above). During 2005, we reduced the provision by $18.9 million, which added 3% to our reported gross written premium for the year.

Net Written Premium. Net written premium increased by 77% to $653.1 million for the twelve months ended December 31, 2005 from $369.0 million for the comparable period of 2004. Of the increase in net written premium, $313.2 million was due to the reduction in the cession percentage to 10% for 2005 business from 50% for 2004 business and $106.3 million is due to the termination and commutation of our 2002-2004 quota share reinsurance agreement effective January 1, 2005. As of January 2006, all of the material reinsurance agreements to which we had been a party had been terminated and commuted, and the reinsurers had been released from all future liabilities under the agreements.

Net Earned Premium. Net earned premium increased by 83% to $595.1 million for the twelve months ended December 31, 2005 from $325.3 million for the comparable period of 2004. Gross earned premium was down by 7% and our premium retention increased to 92% from 47% as a result of the reduction in the ceding percentage under our quota share reinsurance agreement. We had a quota share reinsurance agreement in 2004 under which we ceded 50% of 2004 policy premium; for 2005, we had a quota share reinsurance agreement under which we ceded 10% of 2005 policy premium.

Net Investment Income and Realized Losses and Gains on Investments. Net investment income was $17.2 million for the twelve months ended 2005 compared to $9.0 million for the same period of 2004. Most of the increase was attributable to a larger invested asset base on average during 2005 compared to 2004. Our initial public offering, which we completed in February 2004, provided $113.4 million of net proceeds and the termination and commutation of our 2002-2004 quota share reinsurance agreement resulted in our receipt of $196.6 million in January 2005. Excluding the proceeds from the reinsurance termination, cash flow from operations aggregated $56.3 million for the twelve months ended December 31, 2005 compared to $45.9 million for the twelve months ended December 31, 2004. The increased cash flow also contributed to the growth in invested assets and increased net investment income. The average pre-tax equivalent investment yield on the portfolio increased to 4.52% as of December 31, 2005 from 4.30% as of December 31, 2004.

Net realized gains and losses on securities sales were insignificant for the twelve months ended December 31, 2005 and 2004.

Policy Service Fee Revenue. Policy service fee revenue for the twelve months ended December 31, 2005 was $62.5 million, equivalent to 10% of gross earned premium, compared to $74.1 million, equivalent to 11% of gross earned premium, for the same period of 2004. The most prominent factor affecting our level of fee income is the decline in our average policies in force. As noted above, the ratio of fees to gross earned premium has declined by 1 point, indicating that on a per policy basis, we are collecting lower fees on average than in the prior year. Approximately 40%, or 0.4 points, of the decline is due to a lesser proportion of our business emanating from California where the level of fees charged is greater related to premiums than in the other states in which we operate. While approximately 20% of new business has been written on electronic funds transfer ("EFT") payment plans in recent months, and we charge approximately 50% lower installment fees on installments paid by EFT, this has not been a significant factor in the lower fee ratio for the full year, accounting for less than 25%, or 0.25 points, of the decline. Many other factors, none of which is individually significant, accounted for the remainder of the decline.

Costs and Expenses

Losses and Loss Adjustment Expenses Incurred. Losses and loss adjustment expenses incurred increased to $394.6 million for the twelve months ended December 31, 2005 compared to $219.4 million for the same period of 2004. Our loss ratio improved 1.1 points to 66.3% for 2005 from 67.4% for 2004.

The following table displays our net incurred losses and loss adjustment expenses ("LAE") related to the current accident year (losses and LAE occurring in the current fiscal year) and prior accident years (losses and LAE recognized in the current fiscal year related to accidents which took place in a prior fiscal year).

	Twelve Months Ended December 31,	
(dollars in thousands)	2005	2004
Losses and LAE incurred—current accident year	$394,597	$216,845
Losses and LAE incurred—prior accident years	9	2,513
Total losses and LAE incurred	$394,606	$219,358
Loss ratio—current accident year	66.3%	66.6%
Loss ratio—prior accident years	0.0%	0.8%
Total loss ratio	66.3%	67.4%

The decline in the loss ratio was primarily attributable to a reduction in adverse development on loss and LAE reserves for prior years, which was an insignificant amount in 2005 down from $2.5 million in 2004, or 0.8 points of the improvement. Adverse development occurs when loss and LAE reserves established for accidents that took place in years prior to the current year prove to be inadequate and management increases those reserves to reflect the revised estimate of the ultimate losses related to such accidents. Such increases result in a charge to loss and LAE incurred in the current year. The remainder of the decrease in the loss ratio was due to a 0.3 point improvement in our claims experience for accident year 2005 compared to 2004. This improvement occurred despite $2.5 million of pre-tax losses related to Hurricanes Katrina, Rita and Wilma during the twelve months ended December 31, 2005 compared to $1.0 million of pre-tax losses related to Hurricanes Charley, Frances, Ivan and Jeanne during the twelve months ended December 31, 2004.

Commissions and Other Underwriting Expenses. Commissions and other underwriting expenses increased to $154.0 million for the twelve months ended December 31, 2005 compared to $58.4 million for the twelve months ended December 31, 2004, an increase of $95.6 million, or 164%. This category of expenses includes producers' commissions, premium taxes and company expenses that relate to the production of and vary with premium, reduced by ceding commission income. Most of the increase is the result of the large decrease in the ceding percentage under our quota share agreements, which, in turn, reduced ceding commission income. During the twelve months ended December 31, 2005, we ceded 8% of our gross earned premium compared to 53% for the comparable period of 2004.

The following table provides detail of our commissions and other underwriting expenses before and after reinsurance.

	Twelve Months Ended December 31,	
(dollars in thousands)	2005	2004
Gross commissions	$ 95,371	$106,695
Premium tax expense	14,564	15,681
Other underwriting expenses	56,400	48,527
Gross expenses	166,335	170,903
Ceding commissions	12,295	112,475
Commissions and other underwriting expenses	$154,040	$ 58,428
Gross expense ratio	21.5%	18.1%
Net expense ratio	21.3%	4.1%

The decrease in premium taxes from 2004 to 2005 was the result of the decline in gross earned premiums, as the premium tax rate was little changed between years.

The change in deferred acquisition costs related to Company expenses contributed $4.8 million of the increase in other underwriting expenses. Net amortization was $3.8 million during the twelve months ended December 31, 2005 compared to net capitalization of $1.0 million during the twelve months ended December 31, 2004. Most of the remainder of the increase in other underwriting expenses emanates from the costs associated with increased use of technology principally related to point-of-sale underwriting.

Other Operating and General Expenses. Other operating and general expenses were $38.1 million for the twelve months ended December 31, 2005 compared to $31.4 million for the same period of 2004, an increase of $6.7 million. Costs associated with governmental investigations concerning our reinsurance agreements added $2.7 million before taxes during the twelve months ended December 31, 2005. Consulting, audit fees and regulatory examination fees increased by $3.5 million. Of this amount, Sarbanes-Oxley compliance accounted for approximately $1.8 million. Additionally, depreciation expense, principally related to enterprise software, was also $0.6 million higher during the twelve months ended December 31, 2005 than in the comparable period of 2004.

Interest Expense. Interest expense was $4.2 million for the twelve months ended December 31, 2005 compared to $3.0 million for the same period of 2004. Interest incurred pertains to our debt, which we refinanced on February 18, 2004. The aggregate weighted average interest rate was 5.0% during the twelve months ended December 31, 2005 compared to 3.2% during the same period of 2004. The rate we pay on our debt is variable tied to the London Interbank Offered Rate ("LIBOR"). The average LIBOR rate was higher during the twelve months ended December 31, 2005 than in the comparable period of

2004. As of December 31, 2005, we had $69.9 million of outstanding debt compared to $73.4 million at December 31, 2004.

Ratios. Our combined ratio was 87.6% for the twelve months ended December 31, 2005 compared to 71.5% for same period of 2004. Our combined ratio was only minimally affected by reinsurance during the twelve months ended December 31, 2005, while it was significantly affected by reinsurance during the comparable period of 2004. We ceded only 8% of our gross earned premium in 2005 compared to 53% in 2004. The following table provides information about our combined ratio before and after reinsurance for the twelve months ended December 31, 2005 and 2004.

	Twelve Months Ended December 31,		%
Ratio	2005	2004	Change
Gross Loss Ratio	66.7%	66.5%	0.2%
Gross Expense Ratio	21.5%	18.1%	3.4%
Gross Combined Ratio	88.2%	84.6%	3.6%
Effect of Reinsurance	(0.6)%	(13.1)%	12.5%
Net Combined Ratio, as Reported	87.6%	71.5%	16.1%

Our gross combined ratio for the twelve months ended December 31, 2005 was 88.2% compared to 84.6% for the same period of 2004. Our gross loss ratio was up 0.2 points to 66.7% for the twelve months ended December 31, 2005 compared to 66.5% for the comparable period of 2004. Exclusive of $2.5 million of losses associated with Hurricanes Katrina, Rita, and Wilma in 2005 and $1.0 million of losses associated with Hurricanes Charley, Frances, Ivan, and Jeanne in 2004, our gross loss ratio was 66.4% for both 2005 and 2004.

Our gross expense ratio was 21.5% for the twelve months ended December 31, 2005 compared to 18.1% for the same period of 2004, an increase of 3.4 points. Our lower fee income as a percentage of earned premium accounted for 0.9 points of the increase. The change in the net deferral of Company related underwriting expenses contributed 0.7 points to the increase. The following items accounted for the remainder of the increase: $2.7 million associated with responding to governmental investigations concerning our reinsurance agreements (0.4 points), increased consulting related to Sarbanes-Oxley and technology initiatives (0.5 points), and increased software expenses (0.3 points).

Income Taxes. Income taxes for the twelve months ended December 31, 2005 were $29.7 million, or 35.17% of income before income taxes. This effective tax rate of 35.17% comprises 33.55% federal income taxes and 1.62% state income taxes. Income taxes for the twelve months ended December 31, 2004 were $34.8 million, or 36.25% of income before income taxes. This effective tax rate of 36.25% comprises 34% federal income taxes and 2.25% state income taxes.

TWELVE MONTHS ENDED DECEMBER 31, 2004 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2003

Revenues

Gross Written Premium. Gross written premium increased to $752.9 million for the twelve months ended December 31, 2004, or by 16.2%, compared to $648.2 million for the same period of 2003. The increase is primarily attributable to increased market penetration evidenced by the 11.5% growth in average policies in force from 437,200 for 2003 to 487,650 for 2004. We provide for expected policy cancellations in order to adjust premium written to amounts we expect to ultimately collect. During 2004, in response to improved persistency of our business, we reduced the provision by $46.3 million, which added 6.6% to the growth in our reported gross premiums written for the year.

Net Written Premium. Net written premium increased by 40.0% to $369.0 million for the twelve months ended December 31, 2004 from $263.0 million for the comparable period of 2003. The larger increase in net written premium as compared to gross written premium was due to a decrease in the percentage of premiums ceded under our quota share reinsurance agreement from 60% in 2003 to 50% in 2004. As of January 2006, all of the material reinsurance agreements to which we had been a party had been terminated and commuted, and the reinsurers had been released from all future liabilities under the agreements.

Net Earned Premium. Net earned premium increased by 18.7% to $325.3 million for the twelve months ended December 31, 2004 from $274.0 million for the comparable period of 2003. Gross earned premium was up by 13.4% and our premium retention increased from 44.7% to 46.7% as a result of the reduction in the ceding percentage under our quota share reinsurance agreement. We had a quota share reinsurance agreement in 2004 under which we ceded 50% of 2004 policy premium; for 2003, we had a quota share reinsurance agreement under which we ceded 60% of 2003 policy premium.

Net Investment Income and Realized Losses and Gains on Investments. Net investment income was $9.0 million for the twelve months ended December 31, 2004 compared to $6.7 million for the same period of 2003. Most of the increase is attributable to the investment of $110.0 million of the proceeds from our initial public offering, which took place in February 2004. Operating cash flows aggregated $45.9 million for the year, which also contributed to the growth in invested assets and increased net investment income. The average pre-tax equivalent investment yield on the portfolio fell from 4.57% as of December 31, 2003 to 4.30% as of year-end 2004.

Net realized gains on securities sales were insignificant for the twelve months ended December 31, 2004 compared to $1.2 million for the twelve months ended December 31, 2003.

Policy Service Fee Revenue. Policy service fee revenue was $74.1 million for the twelve months ended December 31, 2004, an increase of $4.9 million, or 7.1%, compared to the same period of 2003. The growth was attributable to the growth in average policies in force. The growth in policy service fee revenue was slightly less than the growth in gross earned premium as our premiums declined in California and grew in other states and the fees we charge related to policy premiums were on average, higher in California than in the other states in which we operate.

Costs and Expenses

Losses and Loss Adjustment Expenses Incurred. Losses and LAE incurred increased to $219.4 million for the twelve months ended December 31, 2004 compared to $199.7 million for the comparable period of 2003. Our loss ratio fell to 67.4% for 2004 from 72.9% for 2003, a decline of 5.5 points.

The following table displays our net incurred losses and LAE for the twelve months ended December 31, 2004 and 2003.

	Twelve Months Ended December 31,	
(dollars in thousands)	2004	2003
Losses and LAE incurred—current accident year	$216,845	$190,356
Losses and LAE incurred—prior accident years	2,513	9,314
Total losses and LAE incurred	$219,358	$199,670
Loss ratio—current accident year	66.6%	69.5%
Loss ratio—prior accident years	0.8%	3.4%
Total loss ratio	67.4%	72.9%

The decline in the loss ratio was primarily attributable to a reduction in adverse development on loss and loss adjustment expense reserves for prior years to $2.5 million in 2004 from $9.3 million in 2003, or 2.6 points of the improvement. Adverse development occurs when loss and LAE reserves established for accidents that took place in years prior to the current year prove to be inadequate and management increases those reserves to reflect the revised estimate of the ultimate losses related to such accidents. Such increases result in a charge to loss and LAE in the current year. The remainder of the decrease in the loss ratio was due to a 2.9 point improvement in our claims experience for accident year 2004 compared to 2003.

Commissions and Other Underwriting Expenses. Commissions and other underwriting expenses increased to $58.4 million for the twelve months ended December 31, 2004 compared to $51.8 million for the twelve months ended December 31, 2003, an increase of $6.6 million or 12.7%. The growth was less than the growth in net earned premiums, fees and other income, which increased by 16.6%. This category of expenses comprises items such as producers' commissions, premium taxes and company expenses that relate to the production of and vary with gross earned premium, reduced by ceding commission income. In the aggregate, these expenses represented 18.0% of net earned premium in 2004 down by 0.9 points from 18.9% in 2003. On a line by line basis: direct commission expense was 15.3% of direct premium compared to 15.2% in 2003; ceding commission income was 30.4% of ceded premium compared to 28.7% in 2003; and other underwriting expenses, including premium taxes, were 9.2% of gross earned premium compared to 9.1% in 2003.

The following table provides detail of our commissions and other underwriting expenses before and after reinsurance.

	Twelve Months Ended December 31,	
(dollars in thousands)	2004	2003
Gross commissions	$106,695	$ 93,147
Premium tax expense	15,681	14,140
Other underwriting expenses	48,527	41,987
Gross expenses	170,903	149,274
Ceding commissions	112,475	97,473
Commissions and other underwriting expenses	$ 58,428	$ 51,801
Gross expense ratio	18.1%	16.7%
Net expense ratio	4.1%	1.9%

Other Operating and General Expenses. Other operating and general expenses were $31.4 million for the twelve months ended December 31, 2004 compared to $24.2 million for the same period of 2003, an increase of 29.8%. The costs of being a public company added approximately $4.0 million, including an increase of $1.9 million in our insurance premiums for errors and omissions and directors' and officers' liability coverage. Depreciation increased by $1.7 million and bank fees related principally to premium collections increased by $1.0 million.

Litigation Expense. For the twelve months ended December 31, 2003, our consolidated statement of operations included a charge in the amount of $13.8 million before tax related to two coordinated class actions that alleged, among other things, improper cancellations of our insurance. See "Note 9. Commitments and Contingencies—Litigation" to the Consolidated Financial Statements. Our 2003 consolidated statement of operations also included a charge in the amount of $3.6 million before tax for a separate class action lawsuit that alleged, among other things, improper classification of our claims adjusters, which increased the overall charge to $17.9 million. As of December 8, 2003, all claimants in that suit had settled. We recorded no litigation expenses for the twelve months ended December 31, 2004 related to these class action lawsuits.

Interest Expense. Interest expense was $3.0 million for the twelve months ended December 31, 2004 compared to $3.2 million for the same period of 2003. Interest incurred pertains to our bank debt, which we refinanced in February 2004. Amortization of deferred financing fees is lower under our current credit facility than under the prior one.

Ratios. Our combined ratio was 71.5% for the twelve months ended December 31, 2004 compared to 74.8% for the comparable period of 2003, an improvement of 3.3 points. The reduction in adverse development accounted for 2.6 points of the improvement; the current accident year loss ratio for 2004 was 2.9 points lower than in 2003; and the overall expense ratio increased by 2.1% in 2004 compared to 2003. Our combined ratio was significantly affected by our reinsurance treaties. We ceded 50% and 60% of our gross written premium in 2004 and 2003, respectively. The following table provides information about our combined ratio before and after reinsurance for 2004 and 2003.

	Twelve Months Ended December 31,		%
Ratio	2004	2003	Change
Gross Loss Ratio	66.5%	69.5%	(3.0)%
Gross Expense Ratio	18.1%	16.7%	1.4%
Gross Combined Ratio	84.6%	86.2%	(1.6)%
Effect of Reinsurance	(13.1)%	(11.4)%	(1.7)%
Net Combined Ratio, as Reported	71.5%	74.8%	(3.3)%

Income Taxes. Income taxes for the twelve months ended December 31, 2004 were $34.8 million, or 36.25% of income before income taxes. Our effective tax rate of 36.25% for 2004 comprised 34% federal income taxes and 2.25% state income taxes. Income taxes for the twelve months ended December 31, 2003 were $20.5 million, or 38% of income before income taxes. Our effective tax rate of 38% for 2003 comprised 35% federal income taxes and 3% state income taxes.

Liquidity and Capital Resources

We are organized as a holding company. All of our operations are conducted by our insurance subsidiaries, which underwrite the risks associated with our insurance policies, and our non-insurance subsidiaries, which provide our policyholders and our insurance subsidiaries a variety of services related to the insurance policies we provide. We have continuing cash needs for the payment of principal and interest on borrowings, dividends on common stock, taxes and administrative expenses. We fund these ongoing obligations with dividends from our non-insurance subsidiaries. Each subsidiary pays its share of taxes through an inter-company tax allocation agreement.

In February 2004, we completed an initial public offering of 17,250,000 shares of our common stock, $0.01 per share par value ("Common Stock"). We sold 6,250,000 shares, providing us with net proceeds, after deducting issuance costs, of approximately $113.4 million. We contributed $110.0 million of the proceeds to our insurance subsidiaries, which increased their statutory surplus.

In February 2004, we completed a refinancing of our secured credit facility, which had an outstanding balance of $71.5 million at the time of the refinancing. This bank agreement ("Bank Agreement") consists of: (1) a $50 million Secured Revolving Credit Facility, which includes up to $15 million for letters of credit and matures in 2009, (2) a $35 million Term A Loan, which matures in 2010, and (3) a $40 million Term B Loan, which matures in 2011. The variable interest rate on borrowings under the Bank Agreement is LIBOR plus a margin (1.0% to 2.25%), which is determined based on our consolidated total debt to consolidated total capitalization ratio, as defined in the Bank Agreement. We also pay certain commitment fees. The Bank Agreement is secured by a pledge of stock of certain of our subsidiaries. The Bank Agreement requires compliance with certain financial loan covenants related to leverage and debt service coverage. As of and for the twelve-month period ended December 31, 2005, we were in compliance with all such covenants.

There are no restrictions on the payment of dividends by our non-insurance subsidiaries other than customary state corporation laws regarding solvency. Dividends from our insurance subsidiaries are subject to limitations based upon statutory surplus and earnings. As of December 31, 2005, our insurance subsidiaries could pay dividends of $30.6 million without seeking regulatory approval. Our insurance subsidiaries have not paid any dividends since 1999, despite having the ability to do so. Because our non-insurance subsidiaries generate profits that are generally unrestricted as to their availability for the payment of dividends, we expect to use such profits to service our corporate financial obligations.

Our insurance subsidiaries' primary sources of funds are premiums received, investment income and proceeds from the sale and redemption of investment securities. Our non-insurance subsidiaries' primary source of funds is the commissions collected from our insurance companies for services provided under general agency agreements. Our subsidiaries use funds to pay claims and operating expenses, make payments under the tax allocation agreement, purchase investments and pay dividends to us.

On March 14, 2005, our Board of Directors authorized the repurchase of $30 million of outstanding Common Stock. Under this program, we made share purchases from time to time in the open market depending on share price, market conditions and other factors. We concluded this program during the third quarter of 2005 after repurchasing 1,808,723 shares of Common Stock at a cost of $30 million.

On October 28, 2005, our Board of Directors authorized the repurchase of an additional $20 million of our outstanding Common Stock. Under this program, we may make share purchases from time to time in the open market depending on share price, market conditions and other factors. Bear, Stearns & Co. Inc. administers this stock repurchase program. During the fourth quarter of 2005, we repurchased 51,100 shares at a cost of $1.0 million and an average per share cost of $18.63.

After our initial public offering in February 2004, we began paying quarterly dividends. We paid $0.26 per common share for a total dividend payout with respect to our Common Stock of $8.0 million during the year ended December 31, 2005 and $0.15 per common share for a total dividend payout with respect to our Common Stock of $4.7 million during the year ended December 31, 2004. The declaration and payment of dividends is subject to the discretion of our Board of Directors. The Board considers our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, restrictions under our credit facility and other factors they deem relevant.

On February 21, 2006, our Board of Directors declared a dividend of $0.07 per common share that will result in a total payout of approximately $2.1 million on or before March 22, 2006 to shareholders of record on March 8, 2006.

Net cash provided by operating activities was $252.9 million, $45.9 million, and $17.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in cash flow generated from operations for the year ended December 31, 2005 compared to the same period of 2004 was primarily the result of the termination and commutation of our 2002–2004 quota share reinsurance agreement, which resulted in a payment to us from our reinsurers of $196.6 million in January 2005. Absent this payment, operating cash flow was $56.3 million in 2005 compared to $45.9 million in 2004. The increase in cash flow generated from operations for the year ended December 31, 2004 compared to same period of 2003 was due to the increased scale of our operations, a reduction in the percentage of our business ceded to our quota share reinsurers to 50% in 2004 from 60% in 2003, a reduction in paid class action litigation costs, and the tax benefit we received in relation to the exercise of stock options during 2004. The net amounts we received from or (paid) to our reinsurers were $183.3 million, $(63.5) million and $(89.3) million in 2005, 2004 and 2003, respectively.

Net purchases of investments, primarily fixed income securities, were $181.8 million, $146.4 million and $13.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in investment purchases from 2003 to 2004 was due to the investment of proceeds from our initial public offering that we completed in February 2004. Property, software and equipment additions were $8.0 million, $11.0 million, and $6.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Capital expenditures during 2005 and 2004 were predominantly for computer equipment and software.

Net cash (used in) provided by financing activities was $(42.2) million, $114.0 million, and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, cash used in financing activities consisted of the repurchase of 1,859,823 shares of our Common Stock at a cost of $31.0 million, as well as the payment of stockholder dividends of $8.0 million, and debt repayments of $3.5 million. The cash provided by financing activities in 2004 was principally due to our initial public offering proceeds of $113.4 million.

For the years ended December 31, 2005, 2004 and 2003, we paid $17.9 million, $18.1 million, and $12.8 million, respectively, in federal and state income taxes.

We elected to terminate and commute the 2002 to 2004 quota share reinsurance agreement on a cut-off basis effective January 1, 2005. The termination and commutation resulted in the reinsurers' release from all future liability and settlement of the net balance due us of $196.6 million. We have invested these monies in high-quality fixed income securities.

The termination and commutation resulted in significant increases/(decreases) in certain balance sheet accounts in 2005, as follows (in thousands):

Cash	$ 196,648
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	(147,683)
Prepaid reinsurance	(106,310)
Ceding commission receivable	(138,197)
Reinsurance payables	(164,824)
Deferred policy acquisition costs	30,609

We entered into a quota share reinsurance agreement effective January 1, 2005 with National Union Fire Insurance Company of Pittsburgh, PA ("National Union"), a subsidiary of AIG. We elected to cede 10% of business written during 2005 under this agreement. Effective January 1, 2006, we terminated and commuted this agreement on a cut-off basis. As a result, we released National Union from all liability on the contract as of January 1, 2006 and we settled all balances between the companies resulting in our receipt of $11.0 million on January 31, 2006. The termination and commutation will impact certain balance sheet accounts during the first quarter of 2006. See "Note 15—Subsequent Events" to the Consolidated Financial Statements included herein. We have concluded that we no longer need quota share reinsurance because we have sufficient surplus to support our anticipated gross and net premium writings.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, *Share-Based Payments (revised 2004)*, ("SFAS No. 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R will also require companies to measure the cost of employee services received in exchange for employee stock purchase plan awards. SFAS No. 123R will be effective for our fiscal quarter beginning January 1, 2006. The transition methods include prospective and retrospective adoption options. The prospective method requires that compensation expense be recorded for all unvested stock-based awards including those granted prior to adoption of the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, at the beginning of the first quarter of adoption of SFAS No. 123R; while the retrospective methods would record compensation expense for all unvested stock-based awards beginning with the first period restated. We will adopt SFAS No. 123R in the fiscal quarter beginning January 1, 2006 using the modified prospective method. The modified prospective method applies to new awards and awards modified, repurchased, or cancelled after the effective date of this statement. We will recognize compensation costs based on the fair value at grant date for any unvested awards over the remaining requisite service period. Based on the stock options granted since our initial public offering and the number of such stock options outstanding as of December 31, 2005, the effect of the adoption of SFAS No. 123R will be additional expense of $10,000 after taxes in 2006.

In September 2004, the FASB staff issued clarifying guidance for comment in FASB Staff Position ("FSP") EITF Issue No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" ("FSP Issue No. 03-1-a") and subsequently voted to delay the implementation of the impairment measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue No. 03-1 in order to deliberate again certain aspects of the consensus as well as the implementation guidance included in FSP Issue No. 03-1-a. The disclosure requirements, including quantitative and qualitative information regarding investments in an unrealized loss position, remain effective and are included in the notes to the consolidated financial statements.

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that, subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted FSP 115-1 upon issuance, which did not have a material effect on our consolidated financial statements.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). This statement provides guidance to insurance entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments*. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of the SOP, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. We plan to adopt this statement beginning with the fiscal quarter beginning January 1, 2006. We do not expect that adoption of this SOP will have a material impact on our net income in 2006.

Contractual Obligations and Commitments

The following table displays our contractual obligations by the years in which payments are due as of December 31, 2005.

(in millions)	2006	2007	2008	2009	2010	2011 or Later	Total
Long-Term Debt Obligations[1]	$ 3.9	$ 3.9	$ 5.2	$14.8	$32.7	$ 9.4	$ 69.9
Operating Leases	6.5	5.5	4.6	4.0	3.5	12.2	36.3
Purchase Obligations[2]	4.9	3.7	3.1	1.3	0.6	0.6	14.2
Loss and Loss Adjustment Expense Reserves[3]	154.8	48.8	15.2	2.4	0.2	—	221.4
Total Contractual Obligations	$170.1	$61.9	$28.1	$22.5	$37.0	$22.2	$341.8

(1) Includes principal repayments only. We have not included future interest expense because the interest rate is tied to LIBOR and is variable. The effective interest rate as of December 31, 2005 was 6.0%.

(2) Effective July 10, 1998, we entered into a contract with Kohlberg Kravis Roberts & Co. L.P. ("KKR") for management, consulting and certain other services to be provided to us by KKR. Pursuant to the KKR contract, we pay KKR an annual fee of $500,000 and reimburse KKR for all reasonable expenses they incur. The KKR contract continues in effect from year to year unless KKR agrees with us to amend or terminate the contract. We have included purchase obligations of $500,000 with respect to the KKR contract under each of the columns, including "2011 or Later." Nevertheless, it is possible that our payments under the KKR contract could extend beyond 2011.

Effective July 9, 1998, we entered into a contract with Fisher Capital Corp. LLC ("Fisher Capital") for management, consulting and certain other services to be provided to us by Fisher Capital. Pursuant to the Fisher Capital contract and all amendments thereto, we pay Fisher Capital an annual fee of $95,000 and reimburse Fisher Capital for all reasonable expenses they incur. The Fisher Capital contract continues in effect from year to year unless Fisher Capital agrees with us to amend or terminate the contract. We have included purchase obligations of $95,000 with respect to the Fisher Capital contract under each of the columns, including "2011 or Later." Nevertheless, it is possible that our payments under the Fisher Capital contract could extend beyond 2011.

(3) The payouts of loss and loss adjustment expense reserves by year included in the above table are estimated based upon historical loss payment patterns. Since there are not definitive due dates for the payments, payments by year and in the aggregate are subject to uncertainties.

Effects of Inflation

We do not believe that inflation has had a material effect on our results of operations. Inflation affects interest rates and claim costs. We also consider the effects of inflation in pricing and in estimating reserves for unpaid claims and claim expenses. We cannot accurately determine the actual effects of inflation on our results. In addition to general price inflation, we are exposed to a persisting long-term upward trend in the cost of judicial awards for damages. We endeavor to take inflation into account in our pricing and in establishing loss and loss adjustment expense reserves.

Off-Balance Sheet Transactions

Not applicable.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, $0.01 per share par value ("Common Stock"), has been listed on the New York Stock Exchange under the symbol "BRW" since our initial public offering on February 12, 2004. There was no public market for our Common Stock prior to this date. The following table sets forth the high, low, and closing market prices of our Common Stock during each of the four calendar quarters of 2005 and 2004.

For the quarter ended:	High	Low	Close	Dividends per Share
March 31, 2005	$21.80	$14.91	$15.50	$0.05
June 30, 2005	18.49	14.76	18.30	0.07
September 30, 2005	19.64	15.80	18.25	0.07
December 31, 2005	19.75	17.12	19.03	0.07
March 31, 2004[(a)]	$ 22.45	$19.70	$ 20.40	$ —
June 30, 2004	21.95	17.75	18.19	0.05
September 30, 2004	18.62	16.05	17.14	0.05
December 31, 2004	20.55	15.22	20.00	0.05

(a) Beginning with our initial public offering on February 12, 2004.

As of March 2, 2006, there were 1,150 registered holders of record of our Common Stock. A significant number of outstanding shares of Common Stock are registered in the name of only one holder, which is a nominee of The Depository Trust Company, a securities depository for banks and brokerage firms.

After our initial public offering in February 2004, we declared and paid quarterly dividends. We paid $0.26 per common share for a total dividend payout of $8.0 million with respect to our Common Stock during the year ended December 31, 2005 and $0.15 per common share for a total dividend payout of $4.7 million during the year ended December 31, 2004. The declaration and payment of dividends is subject to the discretion of our Board of Directors, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, restrictions under our credit facility on our ability to pay dividends to our stockholders and other factors deemed relevant by the Board of Directors. For a discussion of our cash resources and needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We are a holding company without significant operations of our own. Dividends from our subsidiaries are our principal source of funds. Insurance laws limit the ability of our insurance subsidiaries to pay dividends to us. Our non-insurance subsidiaries' earnings are generally unrestricted as to their availability for the payment of dividends subject to customary state corporate laws regarding solvency.

Quantitative and Qualitative Disclosures About Market Risk

We believe that we are principally exposed to two types of market risk: interest rate risk and credit risk.

Interest Rate Risk

Investments. Our investment portfolio consists primarily of debt securities, all of which are classified as available for sale. Accordingly, the primary market risk exposure to our debt securities portfolio is interest rate risk, which we strive to limit by managing duration to a defined range of three to four years and laddering or utilizing an even distribution in the maturities of the securities we purchase to achieve our duration target. Interest rate risk includes the risk from movements in the underlying market rate and in the credit spread of the respective sectors of the debt securities in our portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true. We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield and liquidity tailored to the anticipated cash outflow characteristics of our liabilities. The effective duration of the portfolio as of December 31, 2005 was 3.40 years. Should market interest rates increase 1.0%, our fixed income portfolio would be expected to decline in market value by $16.1 million, or 3.4%. Conversely, a 1.0% decline in interest rates would result in approximately $16.1 million, or 3.4%, appreciation in the market value of our fixed income portfolio.

Credit Facility. We also have exposure to market risk for changes in interest rates because we have variable rate debt. The interest rate we pay increases or decreases with the changes in LIBOR. Based on our borrowings under the floating rate credit agreement at December 31, 2005, a 10% increase in market interest rates would increase our annual net interest expense by approximately $312,000. Conversely, a 10% decrease in market interest rates would decrease our annual net interest expense by approximately $312,000.

Credit Risk

Investments. Our securities are exposed to credit risk. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on investments in debt securities of a single issuer. All of the debt securities in our portfolio were rated investment grade by the National Association of Insurance Commissioners, or the NAIC, and Standard & Poor's as of December 31, 2005.

Reinsurance. We are no longer subject to material credit risks with respect to balances due from our reinsurers. As of January 2006, all of the material reinsurance agreements to which we had been a party had been terminated and commuted and the reinsurers had been released from all future liabilities under the agreements.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. The Company's internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Conduct and Business Ethics Policy adopted by the Company's Board of Directors that is applicable to all directors, officers and employees of the Company.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. The scope of management's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations of the Securities and Exchange Commission with respect to fiscal 2005 included all of the Company's operations. Based on that assessment, management concludes that the Company maintained effective internal control over financial reporting as of December 31, 2005.

The Audit Committee of the Company's Board of Directors (the "Audit Committee") appointed the Company's independent auditors, Deloitte & Touche LLP, an independent registered public accounting firm, and the Company's stockholders ratified that appointment. Deloitte & Touche LLP have audited and reported on the Company's Consolidated Financial Statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. The report of the independent registered public accounting firm is contained in this Annual Report.

CEO and CFO Certifications

Our CEO and CFO have filed with the Securities and Exchange Commission ("SEC") the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K. In addition, on June 2, 2005, our CEO certified to the New York Stock Exchange ("NYSE") that he was not aware of any violations by us of the NYSE corporate governance listing standards as in effect on June 2, 2005. The foregoing certification was unqualified.

Deloitte.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bristol West Holdings, Inc.
Davie, Florida

We have audited the accompanying consolidated balance sheets of Bristol West Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 10, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2006

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2005	December 31, 2004
Assets:		
Investments:		
Fixed maturities available-for-sale (amortized cost $458,175–2005, and $280,578–2004)	$452,872	$ 281,568
Equity securities (cost $2,000–2005, $2,000–2004)	2,000	2,000
Total investments	454,872	283,568
Cash and cash equivalents	32,399	11,508
Accrued investment income	5,156	2,958
Premiums and other receivables (net of allowance for doubtful accounts of $6,758 and $15,845 as of December 31, 2005 and 2004, respectively)	164,033	180,289
Reinsurance recoverables on paid and unpaid losses and loss adjustment expenses	31,517	155,326
Prepaid reinsurance	21,470	108,601
Ceding commission receivable	8,671	138,092
Deferred policy acquisition costs	46,283	31,028
Property, software and equipment—net	19,145	18,017
Goodwill	101,546	101,611
Other assets	8,264	9,922
Total assets	$893,356	$1,040,920
Liabilities and Stockholders' Equity:		
Liabilities:		
Policy liabilities:		
Reserve for losses and loss adjustment expenses	$221,445	$ 222,326
Drafts outstanding	—	1,239
Unearned premiums	185,360	214,431
Total policy liabilities	406,805	437,996
Reinsurance payables	30,590	166,513
Accounts payable and other liabilities	41,862	31,421
Deferred income taxes	7,219	9,279
Long-term debt, including current portion	69,925	73,388
Total liabilities	556,401	718,597
Commitments and contingent liabilities (Note 9)		
Stockholders' equity:		
Preferred stock, $0.01 par value (15,000,000 shares authorized; 0 shares outstanding as of December 31, 2005 and 2004, respectively)	—	—
Common stock, $0.01 par value (200,000,000 shares authorized; 32,819,209 and 32,554,437 shares issued as of December 31, 2005 and 2004, respectively)	328	325
Additional paid-in capital	235,308	231,281
Retained earnings	144,609	97,885
Deferred compensation on restricted stock	(5,763)	(4,723)
Treasury stock at cost (2,551,649 and 683,036 shares held as of December 31, 2005 and 2004, respectively)	(34,078)	(2,965)
Stock subscription receivable	(59)	(120)
Accumulated other comprehensive (loss) income	(3,390)	640
Total stockholders' equity	336,955	322,323
Total liabilities and stockholders' equity	$893,356	$1,040,920

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	2005	2004	2003
	Years Ended December 31,		
Revenues:			
Net earned premium	$595,072	$325,321	$274,027
Net investment income	17,188	9,018	6,683
Realized (loss) gain on investments, net	(106)	1	1,247
Policy service fee revenue	62,538	74,052	69,160
Other income	2,857	2,509	1,674
Total revenues	677,549	410,901	352,791
Costs and Expenses:			
Losses and loss adjustment expenses incurred	394,606	219,358	199,670
Commissions and other underwriting expenses	154,040	58,428	51,801
Other operating and general expenses	38,129	31,358	24,241
Litigation expense	—	—	17,363
Interest expense	4,229	2,990	3,197
Extinguishment of debt	—	1,613	—
Stock based compensation expense	2,168	1,255	2,464
Total costs and expenses	593,172	315,002	298,736
Income before income taxes	84,377	95,899	54,055
Income taxes	29,675	34,762	20,541
Net Income	$ 54,702	$ 61,137	$ 33,514
Net income per common share—basic	$ 1.78	$ 1.99	$ 1.41
Net income per common share—diluted	$ 1.70	$ 1.89	$ 1.32

The accompanying notes are an integral part of the consolidated financial statements.

	Years Ended December 31,		
(in thousands, except share data)	2005	2004	2003
STOCKHOLDERS' EQUITY:			
Common Stock			
Balance, beginning of period	$ 325	$ 245	$ 245
Issuance of common stock in initial public offering (6,250,000 shares–2004)	—	63	—
Issuance of common stock (36,506 shares–2003)	—	—	—
Exercise of options and warrants, including tax benefit (61,328 shares–2005, 1,447,986 shares–2004)	1	14	—
Shares issued for services (17,143 shares–2005, 37,800 shares–2004)	—	—	—
Issuance of restricted common stock (186,109 shares–2005, 312,157 shares–2004)	2	3	—
Shares issued in payment of dividend (191 shares–2005, 9 shares–2004)	—	—	—
Balance, end of period	328	325	245
Additional Paid-In Capital			
Balance, beginning of period	231,281	97,810	95,151
Issuance of common stock in initial public offering (6,250,000 shares–2004)	—	113,342	—
Issuance of common stock (36,506 shares–2003)	—	—	195
Exercise of options and warrants, including tax benefit (61,328 shares–2005, 1,447,986 shares–2004)	549	13,681	—
Shares issued for services (17,143 shares–2005, 37,800 shares–2004)	335	685	—
Options issued for services	—	—	2,464
Issuance of restricted common stock (186,109 shares–2005, 312,157 shares–2004)	3,140	5,763	—
Shares issued in payment of dividend (191 shares–2005, 9 shares–2004)	3	—	—
Balance, end of period	235,308	231,281	97,810
Retained Earnings			
Balance, beginning of period	97,885	41,504	7,990
Net income	54,702	61,137	33,514
Dividend to common shareholders ($0.26 per share–2005, $0.15 per share–2004)	(7,978)	(4,756)	—
Balance, end of period	144,609	97,885	41,504
Deferred Compensation on Restricted Stock			
Balance, beginning of period	(4,723)	—	—
Issuance of restricted common stock (186,109 shares–2005, 312,157 shares–2004)	(3,142)	(5,766)	—
Amortization of deferred compensation on restricted stock	2,014	710	—
Restricted stock forfeited (4,927 shares–2005, 18,098 shares–2004)	88	333	—
Balance, end of period	(5,763)	(4,723)	—
Treasury Stock			
Balance, beginning of period	(2,965)	(2,563)	(2,509)
Acquisition of treasury stock (1,863,686 shares–2005, 2,608 shares–2004, 7,170 shares–2003)	(31,025)	(69)	(54)
Restricted stock forfeited (4,927 shares–2005, 18,098 shares–2004)	(88)	(333)	—
Balance, end of period	(34,078)	(2,965)	(2,563)
Stock Subscription Receivable			
Balance, beginning of period	(120)	(393)	(535)
Payment of stock subscriptions receivable	61	273	337
Issuance of common stock (36,506 shares–2003)	—	—	(195)
Balance, end of period	(59)	(120)	(393)
Accumulated Other Comprehensive (Loss) Income			
Balance, beginning of period	640	2,132	2,474
Unrealized holdings losses arising during the period	(3,881)	(1,266)	(668)
Reclassification adjustment	(149)	(226)	(94)
Net unrealized losses on securities	(4,030)	(1,492)	(762)
Interest rate cap adjustment	—	—	420
Balance, end of period	(3,390)	640	2,132
Total stockholders' equity	$336,955	$322,323	$138,735
COMPREHENSIVE INCOME:			
Net income	$ 54,702	$ 61,137	$ 33,514
Net unrealized losses on securities	(4,030)	(1,492)	(762)
Interest rate cap adjustment	—	—	420
Comprehensive income	$ 50,672	$ 59,645	$ 33,172

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands)	2005	2004	2003
	Years Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 54,702	$ 61,137	$ 33,514
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of fixed maturity investments	4,117	2,252	1,153
Depreciation and amortization	7,013	6,409	4,722
Realized investment loss (gain)	106	(1)	(1,247)
Deferred federal income taxes	272	4,657	11,463
Stock based compensation	2,168	1,255	2,464
Extinguishment of debt	—	1,613	—
Changes in assets and liabilities:			
Accrued investment income	(2,198)	(1,331)	(143)
Premiums and other receivables	16,256	(38,060)	(16,529)
Reinsurance receivables	253,230	(53,419)	(83,860)
Prepaid reinsurance	87,131	(13,564)	(34,627)
Deferred policy acquisition costs	(15,255)	(8,605)	2,093
Reserve for losses and loss adjustment expenses	(881)	20,030	44,880
Unearned premiums	(29,071)	57,253	34,768
Drafts outstanding	(1,239)	(915)	(1,058)
Reinsurance payables	(135,923)	6,915	44,713
Other assets and liabilities	12,177	(7,895)	(24,437)
Tax benefit on exercise of stock options	304	8,147	—
Net cash provided by operating activities	252,909	45,878	17,869
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed maturity investments—available-for-sale	(207,764)	(203,431)	(78,026)
Sales and maturities of fixed maturity investments—available-for-sale	25,934	57,042	64,785
Purchase of equity securities	—	(400)	(1,600)
Sales of equity securities	—	182	214
Acquisition of property, software and equipment	(8,031)	(10,973)	(6,693)
Net cash used in investing activities	(189,861)	(157,580)	(21,320)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from initial public offering of stock	—	113,405	—
Proceeds from exercise of stock options	171	5,548	—
Acquisition of treasury stock	(30,951)	(69)	(54)
Principal repayment at time of debt extinguishment	—	(71,500)	—
Principal payments on long-term debt	(3,463)	(1,612)	—
Proceeds from acquisition of long-term bank debt	—	75,000	—
Payment of fees and expenses related to acquisition of long-term debt	—	(2,325)	—
Payment of dividends to stockholders	(7,975)	(4,714)	—
Other	61	221	337
Net cash (used in) provided by financing activities	(42,157)	113,954	283
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,891	2,252	(3,168)
Cash and cash equivalents, January 1	11,508	9,256	12,424
Cash and cash equivalents, December 31	$ 32,399	$ 11,508	$ 9,256

The accompanying notes are an integral part of the consolidated financial statements.

(dollars in thousands, except per share data)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Bristol West Holdings, Inc. (the "Company") is a property and casualty insurer writing and distributing private passenger automobile insurance. Given the homogeneity of the product, the regulatory environments in which it operates, the type of customer and the method of distribution, the operations of the Company are one segment. As of December 31, 2005, the Company is licensed in thirty-seven states and the District of Columbia. The Company consists of a holding company, four statutory insurance companies (Bristol West Casualty Insurance Company, Bristol West Insurance Company, Security National Insurance Company and Coast National Insurance Company), agencies and claims servicing companies.

On February 12, 2004, an initial public offering of 17,250,000 shares of the Company's common stock (after effect of a 130.38-for-one stock split (see below)) was completed. The Company sold 6,250,000 shares resulting in net proceeds to the Company (after deducting issuance costs) of $113,405. The Company contributed $110,000 of the proceeds to its insurance subsidiaries, which increased their statutory surplus. The additional capital permitted the Company to reduce its reinsurance purchases and to retain more gross written premium after December 31, 2004. The Company used the remaining $3,405 for general corporate purposes at the holding company level.

Basis of Presentation—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities. The preparation of the consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates applicable to the consolidated financial statements include the reserves for unpaid losses and loss adjustment expenses, deferred policy acquisition costs, contingencies and reinsurance recoverables. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate. All significant intercompany transactions and balances have been eliminated.

Stock Split—On February 12, 2004, the Company declared a 130.38-for-one split of its outstanding common stock. All references to number of shares, per share amounts and stock options data have been restated to reflect the stock split. There are 200,000,000 authorized shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

Cash Flow—For the purposes of the consolidated statements of cash flow, the Company considers demand deposits to be cash. The Company paid $3,801, $2,864 and $2,515 for interest for the years ended December 31, 2005, 2004 and 2003, respectively. The Company paid income taxes of $17,875, $18,077 and $12,759 during the years ended December 31, 2005, 2004 and 2003, respectively.

Cash and cash equivalents—All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

Property, Software and Equipment—Property and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded using the declining balance method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the lease term.

Internal use software costs have been accounted for in accordance with Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under SOP 98-1, computer software costs, whether purchased or developed, related to internal use software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software are capitalized. The Company capitalized approximately $3,202, $5,868 and $3,035 in 2005, 2004 and 2003, respectively. Amortization of internal use software costs is recorded on a straight-line basis over the estimated useful lives of the software, generally three to seven years.

Investments—Fixed maturity investments which may be sold in response to, among other things, changes in interest rates, prepayment risk, income tax strategies or liquidity needs, are classified as available-for-sale and are carried at market value. Preferred stocks are also carried at market value. Fluctuations in the market value of these available-for-sale securities are recorded as unrealized investment gains or losses and credited or charged to stockholders' equity as other comprehensive income (loss). Market values are generally based on quoted market prices. Realized investment gains and losses are recorded on the specific identification method.

For fixed maturities subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future principal repayments. These adjustments are accounted for using the retrospective method. Prepayment fees on fixed maturities are recorded in net investment income when earned.

The value of fixed maturity and equity securities is adjusted for impairments in values deemed to be other than temporary. The Company considers a number of factors in the evaluation of whether a decline in value is other than temporary including: (a) the financial condition and

(dollars in thousands, except per share data)

near-term prospects of the issuer; (b) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. These adjustments are recorded as realized investment losses. All security transactions are recorded on a trade date basis.

Deferred Policy Acquisition Costs—Costs that vary with, and are directly related to, the production of new and renewal business are deferred and amortized as the related premiums are earned. These costs primarily comprise commissions, premium taxes, investigatory reports and salaries. Deferred acquisition costs are reviewed to determine if they are recoverable from unearned premiums, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. For the years ended December 31, 2005, 2004 and 2003, no amounts of deferred acquisition costs were charged to expense as a result of the recoverability testing.

Goodwill and Other Intangible Assets—Goodwill represents the excess of the purchase price over fair value of net assets acquired. Goodwill and other intangible assets are tested for impairment annually as of December 31 or whenever changes in conditions indicate carrying value may not be recoverable. Impairment exists when the carrying value of goodwill or other intangible assets exceeds their fair value. The results of the Company's annual testing indicated no impairment.

Goodwill decreased $65 due to the utilization of pre-acquisition net operating losses during each of the years ended December 31, 2005 and 2004.

The Company had intangible assets with indefinite lives related to state insurance licenses of $2,944 included in other assets as of December 31, 2005 and 2004.

Revenue Recognition—Premiums are earned on a pro rata basis over the policy period. Direct and assumed premiums are reduced for reinsurance premiums ceded to other insurers. Non-refundable policy fees collected at the inception of the policy are deferred and recognized as income over the related policy period. Installment fees and other service fees are recognized as income when earned, which is the month the installment fee is due.

Policy Liabilities—Loss and loss adjustment expense liabilities are established in consideration of individual cases for reported losses and past experience for incurred but not yet reported losses ("IBNR"). Loss and loss adjustment expense reserves are estimated using statistical analyses which consider trends in claim severity, claim frequency, inflation, historical claims, settlement patterns, legislative activity and other factors. The liability for unearned premium represents the unexpired portion of each policy premium with consideration for expected cancellations.

Reinsurance—The Company has entered into reinsurance agreements with other insurance companies in the normal course of business (see Note 6). Reinsurance premiums, commissions, and loss and loss adjustment expense reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies, and the terms of the reinsurance contracts. Written premiums, earned premiums and incurred losses and loss adjustment expenses, commissions and other underwriting expenses all reflect the net effects of assumed and ceded reinsurance transactions. Prepaid reinsurance premiums represent amounts paid to reinsurers applicable to the unexpired terms of the policies in force. Estimated reinsurance recoverables are recognized in a manner consistent with the claim liability associated with the reinsured policies. The Company remains liable to the insured for the payment of losses and loss adjustment expense if the reinsurer cannot meet its obligation under the reinsurance agreement. Reinsurance assumed represents a policy issuing arrangement with a Texas county mutual where the Company acts as a reinsurer. All such premiums are processed by the Company and recognized in the same manner as direct written premium.

Federal Income Tax—The Company recognizes taxes payable or refundable for the current year, and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred Financing Costs—The costs incurred to obtain financing under the various financing agreements have been capitalized and are amortized to interest expense over the lives of the agreements, using the effective interest method.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the Company to disclose the estimated fair value of financial instruments, both assets and liabilities, recognized and not recognized in the consolidated balance sheets for which it is practical to estimate fair value. The fair value estimates are based on information available to the Company as of December 31, 2005 and 2004.

Stock-based Compensation—*Employee Stock Ownership Plans*—SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations. Accordingly, compensation cost for the stock options awarded under the Company's 1998 Stock Option Plan and the 2004 Stock Incentive Plan is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Restricted stock awards issued pursuant to the Company's 2004 Stock Incentive Plan are expensed pro rata over the vesting period based on the market value of the awards at the time of grant.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company has elected to continue to apply APB No. 25 and related interpretations in accounting for stock options. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation.

	Years Ended December 31,		
	2005	2004	2003
Net income, as reported	$54,702	$61,137	$33,514
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(209)	(271)	(227)
Pro forma net income	$54,493	$60,866	$33,287
Net income per share			
Basic—As reported	$ 1.78	$ 1.99	$ 1.41
Basic—Pro forma	$ 1.78	$ 1.98	$ 1.40
Diluted—As reported	$ 1.70	$ 1.89	$ 1.32
Diluted—Pro forma	$ 1.70	$ 1.88	$ 1.31

There were no employee option grants made in 2005. For grants made in 2004 and 2003, the estimated fair value was determined using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003
Dividend yield	1.0%	0.0%
Expected volatility	25.9%	0.0%
Risk-free interest rate	2.1%	2.9%
Weighted average expected life (in years)	5.0	4.5
Weighted average fair value of options granted	$4.97	$1.52

Adoption of Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123, *Share-Based Payments (revised 2004)*, ("SFAS No. 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R will also require companies to measure the cost of employee services received in exchange for employee stock purchase plan awards. SFAS No. 123R will be effective for the Company's fiscal quarter beginning January 1, 2006. The transition methods include prospective and retrospective adoption options. The prospective method requires that compensation expense be recorded for all unvested stock-based awards including those granted prior to adoption of the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, at the beginning of the first quarter of adoption of SFAS No. 123R; while the retrospective methods would record compensation expense for all unvested stock-based awards beginning with the first period restated. The Company will adopt SFAS No. 123R in the fiscal quarter beginning January 1, 2006 using the modified prospective method. The modified prospective method applies to new awards and awards modified, repurchased, or cancelled after the effective date of this statement. The Company will recognize compensation costs based on the fair value at grant date for any unvested awards over the remaining requisite service period. Based on the stock options granted since the Company's initial public offering and the number of such stock options outstanding as of December 31, 2005, the effect of the adoption of SFAS No. 123R would be additional expense of $10 after taxes in 2006.

In September 2004, the FASB staff issued clarifying guidance for comment in FASB Staff Position ("FSP") EITF Issue No. 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1" ("FSP Issue No. 03-1-a") and subsequently voted to delay the implementation of the impairment measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue No. 03-1 in order to deliberate again certain aspects of the consensus as well as the implementation guidance included in FSP Issue No. 03-1-a. The disclosure requirements including quantitative and qualitative information regarding investments in an unrealized loss position remain effective and are included in Note 2.

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when an impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company

(dollars in thousands, except per share data)

adopted FSP 115-1 upon issuance, which did not have a material effect on the Company's consolidated financial statements.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). This statement provides guidance to insurance entities that incur deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments*. SOP 05-1 defines internal replacements as modifications in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage with a contract. The accounting treatment for such replacements depends on whether, under the provisions of the SOP, the replacement contract is considered substantially changed from the replaced contract. A substantial change would be treated as the extinguishment of the replaced contract, and all unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract would no longer be deferred in connection with the replacement contract. A replacement contract that is substantially unchanged should be accounted for as a continuation of the original contract. SOP 05-1 will be effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company plans to adopt this statement beginning with the fiscal quarter beginning January 1, 2006. The Company does not expect that adoption of this SOP will have a material impact on the Company's net income in 2006.

Concentration of Risk—One independent insurance producer generated approximately 7.2%, 9.8% and 13.6% of the Company's written premium for the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications—Certain amounts for prior periods have been reclassified to conform to the 2005 presentation.

2. INVESTMENTS

All of the Company's investments are classified as available-for-sale.

The amortized cost, gross unrealized gains and losses and estimated fair value of available-for-sale securities by class as of December 31, 2005 are shown below:

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Fixed maturities:				
U.S. Government securities	$ 3,332	$ —	$ 28	$ 3,304
Mortgage backed bonds	73,130	92	1,348	71,874
Tax-exempt bonds	211,189	649	2,344	209,494
Collateralized mortgage obligations	12,979	6	216	12,769
Corporate and other	157,545	356	2,470	155,431
Total fixed maturities	458,175	1,103	6,406	452,872
Preferred stock	2,000	—	—	2,000
Total	$460,175	$1,103	$6,406	$454,872

Gross realized gains of $26 and gross realized losses of $132 for the year ended December 31, 2005 were included in net realized loss on investments.

As of December 31, 2005, the Company owned securities having an aggregate fair value of $365,695 where the market value of the security was less than its amortized cost. The following table displays the extent and duration of the declines in market value relative to cost for securities in our portfolio.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:						
U.S. Government securities	$ —	$ —	$ 3,304	$ 28	$ 3,304	$ 28
Mortgage backed bonds	31,862	553	25,206	795	57,068	1,348
Tax-exempt bonds	120,824	1,345	40,786	999	161,610	2,344
Collateralized mortgage obligations	9,868	216	—	—	9,868	216
Corporate and other	90,940	1,317	42,905	1,153	133,845	2,470
Total	$253,494	$3,431	$112,201	$2,975	$365,695	$6,406

On a quarterly basis, the Company examines its investment portfolio for evidence of impairment. The assessment of whether impairment has occurred is based on the Company's evaluation, on an individual security basis, of the underlying reasons for the decline in fair value, which are discussed with the Company's investment advisor. Together, the Company and its investment advisor determine the extent to which such changes are attributable to interest rates, market-related factors other than interest rates, as well as financial condition, business prospects and other fundamental factors specific to the issuer. The Company reviews declines attributable to issuer fundamentals in further detail. If the Company were to determine that one or more of its securities had suffered a decline in fair value that is other than temporary, the Company would reduce the carrying value of the security to its current fair value as required by GAAP.

Based upon the Company's analysis, the Company believes that it will recover all contractual principal and interest payments related to those securities that currently reflect unrealized losses. The Company has the ability to hold these securities until they mature, and the Company had no specific plans to sell any securities which were in an unrealized loss position at December 31, 2005. In the last three years, the Company has not incurred any impairment charges.

The amortized cost, gross unrealized gains and losses and estimated fair value of available-for-sale securities by class as of December 31, 2004 are shown below:

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Fixed maturities:				
U.S. Government securities	$ 4,408	$ 18	$ 26	$ 4,400
Mortgage backed bonds	31,098	73	320	30,851
Tax-exempt bonds	129,324	1,431	635	130,120
Collateralized mortgage obligations	16,751	160	42	16,869
Corporate and other	98,997	978	647	99,328
Total fixed maturities	280,578	2,660	1,670	281,568
Preferred stock	2,000	—	—	2,000
Total	$282,578	$2,660	$1,670	$283,568

Gross realized gains of $431 and gross realized losses of $429 for the year ended December 31, 2004 were included in net realized gain on investments.

(dollars in thousands, except per share data)

As of December 31, 2004, the Company owned securities having an aggregate fair value of $151,389 where the market value of the security was less than its amortized cost. The following table displays the extent and duration of the declines in market value relative to cost for our securities portfolio.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:						
U.S. Government securities	$ 3,374	$ 26	$ —	$—	$ 3,374	$ 26
Mortgage backed bonds	29,091	320	—	—	29,091	320
Tax-exempt bonds	55,696	604	1,772	31	57,468	635
Collateralized mortgage obligations	7,053	42	—	—	7,053	42
Corporate and other	51,910	589	2,493	58	54,403	647
Total	$147,124	$1,581	$4,265	$89	$151,389	$1,670

As of December 31, 2004, the Company did not believe it owned any securities that had suffered a decline in market value that was other-than-temporary. Therefore, it had not recorded a realized loss for any of the securities in its portfolio at that time.

The amortized cost and estimated market value of fixed maturity securities classified as available-for-sale as of December 31, 2005, by contractual maturity, are shown below. Actual repayments will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Maturity	Cost	Fair Value
Due in one year or less	$ 27,820	$ 27,642
Due after one year through five years	132,928	130,649
Due after five years through ten years	149,853	148,255
Due after ten years	147,574	146,326
Total	$458,175	$452,872

The components of net investment income earned were as follows:

	Years Ended December 31,		
	2005	2004	2003
Investment income:			
Interest income	$17,903	$9,441	$6,939
Dividend income	—	12	25
Investment income	17,903	9,453	6,964
Investment expenses	(715)	(435)	(281)
Net investment income	$17,188	$9,018	$6,683

As required by regulation, securities of Security National Insurance Company, Coast National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company, carried at $11,869 and $11,834 were on deposit with state regulatory authorities as of December 31, 2005 and 2004, respectively.

3. DEBT

On February 18, 2004, the Company completed a refinancing of its secured credit facility. This bank agreement ("Bank Agreement") consists of: (1) a $50,000 Secured Revolving Credit Facility, which includes up to $15,000 of letters of credit and matures in 2009, (2) a $35,000 Term A Loan, which matures in 2010 and (3) a $40,000 Term B Loan, which matures in 2011. The Company's interest rate on borrowings under the Bank Agreement is London Interbank Offered Rate (LIBOR) plus a margin (1% to 2.25%), which is determined based on the Company's consolidated total debt to consolidated total capitalization ratio, as defined in the Bank Agreement. At December 31, 2005, the interest rate (including the margin) on the Company's borrowings was 6.0%. The Company also pays certain commitment fees. The Bank Agreement is secured by a pledge of stock of certain of the Company's subsidiaries. The refinancing extended the maturity of the Company's debt coming due in 2005 through 2007. In connection with the refinancing, the Company recorded a charge in 2004 of $1,613 related primarily to the write-off of deferred financing fees from the replaced facility. The amount outstanding at December 31, 2005 was $69,925. The Company had no borrowings on the revolving credit line at December 31, 2005. The fair market value of the Company's term loans under the Bank Agreement was $69,925 at December 31, 2005.

The following is a summary of the maturities of these term loans at December 31, 2005:

Maturity	
2006	$ 3,900
2007	3,900
2008	5,212
2009	14,838
2010	32,675
Thereafter	9,400
Total	$69,925

The Bank Agreement requires compliance with certain financial loan covenants relating to leverage and debt service coverage. As of, and for the twelve-month period ended December 31, 2005, the Company was in compliance with all such covenants.

4. PROFIT SHARING RETIREMENT PLAN

The Bristol West Retirement Plan ("the 401(k) Plan") is a defined contribution plan for employees of the Company. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

To be eligible, employees of the Company must have at least 30 days of service and be at least 18 years old. Participants may contribute from 1% to 20% of their earnings, subject to certain limitations in the Internal Revenue Code of 1986, as amended. Participants are permitted to make cash rollover contributions or direct transfers to the 401(k) Plan from other qualified plans in which they participated. Employees who have at least 1 year of service in which they are credited with 1,000 or more hours of service will be eligible for the Company matching contribution. The Company match on contributions is 60% of the employees' before-tax contributions to a maximum of 5% of pay. Company contributions of $1,037, $882 and $605 were made during the years ended December 31, 2005, 2004 and 2003, respectively. In addition, the Company may make a profit sharing contribution each year, at its discretion, to participants. The Company did not make profit sharing contributions during the years ended December 31, 2005, 2004 and 2003.

5. UNPAID LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

An analysis of the Company's net loss and loss adjustment expense reserves is summarized in the following table:

	Years Ended December 31,		
	2005	2004	2003
Balance as of beginning of year	$222,326	$202,296	$157,416
Less: Reinsurance recoverable	116,906	113,286	75,136
Net balance as of beginning of year	105,420	89,010	82,280
Incurred related to:			
Current period	394,597	216,845	190,356
Prior periods	9	2,513	9,314
Total incurred	394,606	219,358	199,670
Paid related to:			
Current period	259,887	135,508	117,451
Prior periods	42,736	67,440	75,489
Total paid	302,623	202,948	192,940
Net balance as of December 31	197,403	105,420	89,010
Plus: Reinsurance recoverable	24,042	116,906	113,286
Balance as of December 31	$221,445	$222,326	$202,296

Loss and loss adjustment expense reserve estimates are based on forecasts of the ultimate settlement of claims and are subject to uncertainty with respect to future events. Reserve amounts are based on management's informed estimates and judgments, using data currently available. Reserve amounts and the underlying actuarial factors and assumptions are regularly analyzed and adjusted to reflect new information. Such reevaluation is a normal, recurring activity that is inherent in the process of loss and loss adjustment expense reserve estimation and therefore, no assurances can be given that loss and loss adjustment expense reserve development will not occur in the future. The Company's loss and loss adjustment expense reserving methodology is periodically adjusted for changes caused by growth, impacts from expansion into new states, changes in product mix, underwriting standards and rules, loss costs trends, as well as other factors. In addition, the Company continues to enhance its systems and refine its reserving methodology, which beginning in 2002 includes analyzing reserves by accident quarter as opposed to accident year. As a result of changes in estimates of insured events from prior years, the provision for losses and loss adjustment expenses was increased by $9, $2,513 and $9,314 in 2005, 2004 and 2003, respectively.

In calendar years 2005, 2004 and 2003, the Company experienced adverse development on loss and loss adjustment expense reserves for years prior to each of those calendar years. The most significant factors influencing this development in the 2003 year was the adverse impact of the reorganization of the claims department and the pricing and product design assumptions utilized.

6. REINSURANCE

In the normal course of business, the Company's insurance subsidiaries have entered into reinsurance agreements with other companies to limit losses, generally through excess-of-loss and quota-share reinsurance agreements. Reinsurance does not discharge the primary liability of the original insurer.

During 2002, the insurance subsidiaries of the Company entered into a quota share reinsurance agreement ("2002-2004 Quota Share") led by National Union Fire Insurance Company of Pittsburgh, PA ("National Union"), a subsidiary of American International Group, Inc. (AIG), with a 50% participation, followed by Alea London Limited ("Alea") and Federal Insurance Company with 40% and 10% participations, respectively. The transaction with Alea was a related party transaction (see Note 8). Effective January 1, 2005, the Company terminated and commuted this quota share reinsurance agreement. This termination and commutation released the reinsurers from all future liability and resulted in settlement of the contract's experience account balance of $196,648, which the Company received on January 21, 2005. The termination and commutation had no impact upon reported net income in 2005 as the experience account balance was equal to the liability released. The

(dollars in thousands, except per share data)

termination and commutation resulted in significant increases (decreases) in certain balance sheet accounts in 2005, as follows:

Cash	$ 196,648
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	(147,683)
Prepaid reinsurance	(106,310)
Ceding commission receivable	(138,197)
Reinsurance payables	(164,824)
Deferred policy acquisition costs	30,609

The Company entered into a quota share reinsurance agreement effective January 1, 2005 with National Union. The Company elected a 10% cession for 2005. For the year ended December 31, 2005, the Company ceded $42,506 of its earned premium to National Union with a net pre-tax cost, excluding lost investment income, to the Company of $1,275. Effective January 1, 2006, the Company terminated and commuted this quota share reinsurance agreement (see Note 15). The termination and commutation of this quota share reinsurance agreement had no impact upon reported net income.

In addition, the Company ceded premium to the Michigan Catastrophic Claims Association ("MCCA"), a mandatory facility in that state. Earned premium ceded to the MCCA was $9,366, $6,197, and 2,561 for the years ended December 31, 2005, 2004 and 2003, respectively.

As of December 31, 2005, 2004 and 2003, recoverables for reinsurance ceded to the Company's largest reinsurers were an aggregate of $31,517, $147,682 and $135,749, respectively.

Effective March 18, 2004, the Company elected to terminate and commute its aggregate excess of loss reinsurance agreement covering the 2001 through 2003 underwriting years. This resulted in the reinsurer being released from all future liability in return for settlement of the contract's experience account balance of $10.6 million, which was received on March 18, 2004. The termination and commutation had no impact upon reported net income in 2004, as the experience account balance was equal to the liability released. Inter-Ocean Reinsurance (Ireland) Limited provided the reinsurance under this agreement, and they collateralized their obligations to the Company with a letter of credit. American Re-Insurance Company was the retrocessionaire.

The table below illustrates the effect of reinsurance on premiums written and premiums earned for the years ended December 31:

	2005		2004		2003	
	Written	Earned	Written	Earned	Written	Earned
Direct	$595,455	$625,444	$ 734,909	$ 681,554	$ 637,124	$ 602,266
Assumed	22,418	21,500	17,950	14,051	11,104	11,194
Gross	617,873	646,944	752,859	695,605	648,228	613,460
Ceded	35,258	(51,872)	(383,848)	(370,284)	(385,227)	(339,433)
Net	$653,131	$595,072	$ 369,011	$ 325,321	$ 263,001	$ 274,027

Incurred losses and loss adjustment expenses recovered from reinsurers totaled $37,185, $243,249 and $231,278 for the years ended December 31, 2005, 2004 and 2003, respectively.

The value of assets pledged as collateral under assumed reinsurance agreements was $8,794 and $7,476 at December 31, 2005 and 2004, respectively.

All of the material reinsurance agreements to which the Company has been a party have been terminated and commuted, and the reinsurers have been released from all future liabilities under the agreements (see Note 15).

7. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return.

The components of the provision for income taxes on income for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Taxes on income before income taxes:			
Current	$29,403	$30,105	$ 9,078
Deferred	272	4,657	11,463
	$29,675	$34,762	$20,541

As of December 31, 2005, the Company had $2,850 in net operating loss ("NOL") carryforwards that are subject to Internal Revenue Code Section 382 and, therefore, are limited on an annual basis. These NOLs will begin expiring in 2012. A valuation allowance has been established for the NOLs that reduces the deferred tax asset to an amount that management expects will, more likely than not, be realized based on the Company's current and expected future taxable income and available tax-planning strategies.

The tax effects of the temporary differences comprising the Company's net deferred income taxes for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Deferred tax assets:			
Loss reserve discounting	$ 3,187	$ 1,513	$ 1,714
Unearned premium reserves	14,725	9,907	4,350
Net operating loss carryforward	997	1,063	1,128
Accrued expense	—	154	417
Accrued compensation	1,087	1,549	2,120
Stock based compensation	2,225	1,488	1,259
Unrealized loss	1,907	—	—
Other	—	645	918
Deferred tax assets before valuation allowance	24,128	16,319	11,906
Less valuation allowance	(997)	(1,063)	(1,128)
Deferred tax asset after valuation allowance	23,131	15,256	10,778
Deferred tax liabilities:			
Deferred policy acquisition costs	16,199	10,860	7,848
Amortization of intangibles	6,966	6,529	4,248
Unrealized income	—	350	1,253
Depreciation	1,888	2,795	1,108
Deferred policy fees and other underwriting expenses	5,010	4,001	1,954
Other	287	—	—
Deferred tax liabilities	30,350	24,535	16,411
Net deferred income taxes	$ (7,219)	$ (9,279)	$ (5,633)

The change in the Company's valuation allowance from 2003 to 2004, and from 2004 to 2005, is due to the utilization of the NOLs. The tax benefit associated with the utilization of the NOLs was recorded as a reduction in goodwill.

A reconciliation of expected income taxes at regular corporate rates to actual rates is shown below:

	Years Ended December 31,		
	2005	2004	2003
Expected income tax expense	$29,532	$33,565	$18,919
Dividends received deduction	—	(3)	(5)
Tax-exempt interest	(1,882)	(914)	(185)
State taxes	1,369	2,190	1,379
Other	656	(76)	433
Actual income tax expense	$29,675	$34,762	$20,541

8. RELATED PARTY TRANSACTIONS

Kohlberg Kravis Roberts & Co. L.P. ("KKR") and Fisher Capital Corporation, LLC ("Fisher Capital") perform consulting and certain other services for the Company. Partnerships affiliated with KKR owned 40.5% and 38.5% of the Company's common stock as of December 31, 2005 and 2004, respectively, and were significant stockholders of the Company as of December 31, 2003, before the Company's initial public offering. James R. Fisher, the Company's Chief Executive Officer, is the managing member of Fisher Capital. Fees to KKR of $500 were incurred by the Company during each of the years ended December 31, 2005, 2004 and 2003, respectively. Fees to Fisher Capital of $95, $95, and $700 were incurred by the Company during the years ended December 31, 2005, 2004 and 2003, respectively. The Company's Chief Executive Officer, James R. Fisher, did not receive any portion of the fees paid to Fisher Capital in 2005 or 2004. The amounts paid to Fisher Capital in 2003 took into consideration Mr. Fisher's role as Chief Executive Officer of the Company. The Company owed KKR $125 as of December 31, 2005 and 2004, respectively. There were no unpaid fees owed to Fisher Capital as of December 31, 2005 and 2004.

The Company issued 221,646 stock options at an exercise price of $3.83 per share to Fisher Capital throughout the 2003 fiscal year as additional compensation for Mr. Fisher's role as Chief Executive Officer of the Company. The Company calculated the fair value of these options utilizing the Black-Scholes option-pricing model and the following assumptions: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 4.5% and an average expected life of 15 years. The Company recorded $2,345 in stock compensation costs relative to the option grants during the year ended December 31, 2003.

(dollars in thousands, except per share data)

The Company entered into a services agreement, dated July 24, 2002, as corrected and amended on November 8, 2005, with Firemark Partners LLC ("Firemark"), a service company created by Inder-Jeet Gujral, one of the founders of OneShield Inc. ("OneShield"), the developer of the Company's OneStep® software. Mr. Gujral has also been the Chairman of the Board of Directors of OneShield and a controlling partner of Firemark since January 2000. Mr. Gujral became a Bristol West director on March 24, 2004. As of December 31, 2005, Mr. Gujral owned 0.57% of OneShield's shares on a fully diluted basis. Pursuant to the Firemark services agreement, in exchange for providing development and implementation assistance to the Company with respect to OneStep, the Company granted Firemark options to purchase 521,520 shares of the Company's common stock at a price of $3.83 per share. Twenty-five percent of these options vested in the first year of the services agreement and the remaining 75% of these options will vest based upon delivery of the OneStep system and future specified improvements in the Company's underwriting expense ratio, as measured against the underwriting expense ratio for the four quarters prior to the effective date of the services agreement. As consideration for OneShield being chosen as the subcontractor in this services agreement, OneShield granted the Company warrants to purchase OneShield common stock equal to 2% of the then fully diluted capital stock of OneShield. In addition, the Company purchased 8.0 million shares of Series D preferred stock of OneShield. The Company's total ownership of OneShield stock, including the warrants, represented 6.2% and 6.8% of the fully diluted capital stock of OneShield as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Company owned $2,000 of OneShield Series D preferred stock and had loans receivable, including accrued interest receivable, from OneShield of $290 and $477, respectively. Certain members and employees of KKR, Fisher Capital and James R. Fisher also have interests in OneShield, through Aurora Investments LLC ("Aurora"). As of December 31, 2005, Aurora's interest in OneShield was 13.0% on a fully diluted basis. In addition, Mr. Fisher has been granted vested rights to purchase common stock equal to 0.02% of the fully diluted capital of OneShield in connection with his role on its strategic advisory board. Jeffrey J. Dailey, our President and Chief Operating Officer, became a director of OneShield on November 25, 2003. The Company paid Firemark and OneShield, collectively, $3,411, $1,612, and $667 for services and license fees under the Firemark agreement in 2005, 2004 and 2003, respectively.

On November 21, 2005, Firemark assigned 78,228 of its options to purchase 521,520 shares of the Company's common stock to OneShield, representing OneShield's 15% ownership interest in Firemark. Also on November 21, 2005, OneShield exercised options to purchase 19,557 shares, representing the 25% vested portion of the options assigned by Firemark. OneShield settled the exercise price of $75 for these options by foregoing 3,863 of the Company's shares, at a per share market close price of $19.39 per share. As of December 31, 2005, Firemark held options to purchase 443,292 shares and OneShield held options to purchase 58,671 shares.

At December 31, 2004 and 2003, affiliates of KKR owned approximately 40.6% of Alea. The Company's Chief Executive Officer is on the board of directors of Alea. The Company entered into a three-year Discretionary Quota Share Reinsurance Agreement with Alea, effective January 1, 2002, which was terminated and commuted effective January 1, 2005. Pursuant to this quota share reinsurance agreement, direct written premium of $164,607 and $149,723, and loss and loss adjustment expenses of $96,399 and $90,893 were ceded to Alea for the years ended December 31, 2004 and 2003, respectively. The Company's net ceding commissions earned from Alea were $24,758 and $22,346 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2005, 2004 and 2003, affiliates of KKR owned approximately 0%, 5.6%, and 18.8% on a fully diluted basis of Willis Group Holdings Limited ("Willis"), which is a public company traded on the New York Stock Exchange. The Company's Chief Executive Officer is on the board of directors of Willis. During the year ended December 31, 2003, Willis acted as a broker in placing the Company's health insurance and general corporate insurance coverage, with respect to which the Company paid premiums aggregating approximately $4,254. The Company paid approximately $2,098 of these premiums directly to Willis, which invoiced the Company on behalf of the insurance carriers but did not ultimately retain such amounts. For the year ended December 31, 2003, Willis received commissions of approximately $438 from insurance carriers that provided insurance coverage for the Company. In addition, the plan provider for The Bristol West Retirement Plan paid Willis commissions equaling approximately $19 based on the plan's average asset balance for the year ended December 31, 2003, in connection with brokerage services that Willis provided to the Company.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space and has several operating leases for office equipment. Total rent expense for these leases was $9,186, $8,661, and $6,511 for the years ended December 31, 2005, 2004 and 2003, respectively.

The following is a schedule of future minimum lease payments for operating leases as of December 31, 2005:

2006	$ 6,454
2007	5,509
2008	4,591
2009	4,026
2010	3,472
Thereafter	12,213
Total minimum lease payments	$36,265

Litigation—On April 21, 2005, the Company received a subpoena from the Florida Office of Insurance Regulation ("FOIR") requesting documents related to all reinsurance agreements to which the Company has been a party since January 1, 1998. On May 2, 2005, the Company received a subpoena from the Securities and Exchange Commission ("SEC") seeking documents relating to "certain loss mitigation insurance products." On June 14, 2005, the Company received a grand jury subpoena from the United States Attorney for the Southern District of New York ("USAO") seeking information related to our finite reinsurance activities. The Company has been informed that other insurance industry participants have received similar subpoenas.

The Company is cooperating with the FOIR, the SEC and the USAO. The SEC and the USAO have continued to request that the Company supply additional documents and information, including interviews of various individuals. All of the material reinsurance agreements to which the Company has been a party have been terminated and settled, and the reinsurers have been released from all future liabilities under the agreements. Inasmuch as the governmental investigations are ongoing and the various regulatory authorities could reach conclusions different from the Company's conclusions concerning the treatment of these transactions that are reflected in the Company's financial statements, it would be premature to reach any conclusions as to the likely outcome of these matters or their potential impact upon the Company.

The Company was party to a civil action in the Superior Court of the State of California. The suit was filed on or about June 25, 2001 and alleged, among other things, that the Company improperly classified class members as exempt employees and failed to pay overtime compensation. The Court approved the final settlement on March 13, 2003. The Company recorded aggregate pre-tax charges against income of $17,947, including $3,597 during the year ended December 31, 2003, related to this action.

The Company was also a party to another civil action in the Superior Court of the State of California that alleged, among other things, that the Company improperly canceled insureds' automobile insurance policies. The Court entered a final order approving the settlement agreement for this matter on October 27, 2003. The Company recorded a pre-tax charge against income of $13,766 related to this action during the year ended December 31, 2003.

The Company is named as a defendant in a number of class action and individual lawsuits arising in the ordinary course of business, the outcomes of which are uncertain at this time. These cases include those plaintiffs who are seeking restitution, damages and other remedies as a result of the Company's alleged failure to timely return unearned premium, the Company's alleged failure to properly reimburse claimants for certain expenses and other cases challenging various aspects of the Company's claims and marketing practices and business operations. The Company plans to contest the outstanding suits vigorously.

The Company accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. The Company believes the current assumptions and other considerations the Company uses to estimate its potential liability for litigation are appropriate. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, the Company believes it has adequately reserved for its existing known litigation and that such litigation will not have a material effect on its future financial condition or results of operations. In view of the uncertainties regarding the outcome of these claims or lawsuits, as well as the tax-deductibility of related payments, it is possible that the ultimate cost to the Company of these claims or lawsuits could exceed the reserves established by amounts that would have a material adverse effect on the Company's future financial condition or results of operations in a particular quarter or year.

10. STOCK OWNERSHIP

(Number of shares, options, warrants, and share prices expressed in whole numbers)

Employee Stock Options—The 1998 Stock Option Plan of Bristol West Holdings, Inc. and its subsidiaries (the "1998 Plan") for key employees of the Company provides for the granting of stock options to employees of the Company. The exercise price of the shares of common stock will be the fair market value of the common stock on the grant date. The options vest ratably over periods of two or five years. Options expire and are no longer exercisable on the tenth anniversary of the grant date. The original amount of options authorized for grant under the 1998 Plan was 2,607,600. As of December 31, 2005, there were 114,692 option shares available for grant under the 1998 Plan. There were 1,062,858, 890,069 and 1,631,575 options exercisable at December 31, 2005, 2004 and 2003, respectively. The weighted average remaining contractual life of options outstanding as of December 31, 2005 was 3.30 years.

(dollars in thousands, except per share data)

Transactions involving employee stock options are as follows:

Option shares	Number of Shares	Weighted Average Exercise Price
Outstanding December 31, 2002	2,269,916	$ 3.83
Expired during 2003	(28,651)	3.83
Granted during 2003	262,113	7.33
Outstanding December 31, 2003	2,503,378	4.20
Exercised during 2004	(1,098,319)	3.83
Expired during 2004	(17,676)	5.15
Granted during 2004	25,166	20.91
Outstanding December 31, 2004	1,412,549	4.76
Exercised during 2005	(41,771)	4.09
Expired during 2005	(17,960)	5.91
Outstanding December 31, 2005	1,352,818	4.77

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Price	Remaining Term (in years)	Shares	Weighted Average Price
$3.83	1,197,256	$ 3.83	2.78	976,652	$ 3.83
$7.67–$20.91	155,562	11.97	7.31	86,206	11.12
	1,352,818	$ 4.77	3.30	1,062,858	$ 4.42

Non-employee Options and Warrants—On July 24, 2002, the Company granted options to purchase 521,520 shares of the Company's common stock to Firemark in exchange for providing development and implementation assistance to the Company with respect to OneStep (see Note 8). The Company capitalized $256 of costs related to options to purchase 130,380 of these shares. The Company calculated the fair value of the options utilizing the Black-Scholes option-pricing model and the following assumptions: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 4.65% and an average expected life of 10 years. The remaining options to purchase 391,140 shares are linked to performance criteria, which have not yet been met by Firemark.

On November 21, 2005, Firemark assigned 78,228 of its options to purchase 521,520 shares of the Company's common stock to OneShield, representing OneShield's 15% ownership interest in Firemark. Also on November 21, 2005, OneShield exercised options to purchase 19,557 of these shares, representing the 25% vested portion of the options assigned by Firemark (see Note 8). As of December 31, 2005 and 2004, Firemark held options to purchase 443,292 and 521,520 shares, respectively, and OneShield held options to purchase 58,671 and 0 shares, respectively.

In addition, Inter-Ocean Reinsurance (Ireland) Limited held warrants to purchase 432,613 shares of the Company's common stock at December 31, 2005 and 2004. These warrants have an exercise price of $3.83 per share and expire on July 1, 2016.

Restricted Shares—The Company began issuing restricted stock awards in 2004, pursuant to the Company's 2004 Stock Incentive Plan. The restricted stock awards were issued as time-based awards, which vest upon the lapse of a period of time, typically in two to five years, or earlier if there is an acceleration event. The restricted stock awards are expensed pro rata over the vesting period based on the market value of the awards at the time of grant.

A summary of all employee restricted stock activity during the years ended December 31, 2005 and 2004 follows:

Shares outstanding, January 1, 2004	—
Shares granted	296,939
Shares forfeited	(18,098)
Shares outstanding, December 31, 2004	278,841
Shares granted	186,109
Shares forfeited	(4,927)
Shares outstanding, December 31, 2005	460,023

11. PROPERTY, SOFTWARE AND EQUIPMENT

Property, software and equipment consists of the following at December 31:

	2005	2004
Furniture and fixtures	$ 6,160	$ 5,374
Office and computer equipment	17,289	14,662
Leasehold improvements	1,786	1,453
Vehicles	121	121
Computer software	20,353	16,372
	45,709	37,982
Less accumulated depreciation	(26,564)	(19,965)
Property, software and equipment—net	$ 19,145	$ 18,017

The Company recorded $5,267, $3,966 and $2,223 for depreciation expense for the years ended December 31, 2005, 2004 and 2003, respectively. The Company recorded $1,332, $2,071 and $1,859 of amortization expense related to internal use software costs for the years ended December 31, 2005, 2004 and 2003, respectively.

12. REGULATORY MATTERS

The Company's insurance subsidiaries are subject to comprehensive regulation by government agencies in the states in which the subsidiaries are domiciled and licensed to transact business. State insurance laws restrict the ability of the Company's insurance subsidiaries to make dividend payments and enter into intercompany transactions. As of December 31, 2005, the Company's insurance subsidiaries could pay dividends of $30,591 without receiving prior regulatory approval. No such dividends were paid or declared during the years ended December 31, 2005, 2004 and 2003, respectively. Statutory surplus of the Company's insurance subsidiaries, determined in accordance with prescribed statutory accounting practices, was $304,600 and $261,982 at December 31, 2005 and 2004, respectively. The Company obtained permission from the California Department of Insurance to recognize a surplus contribution of $110,000 to one of its subsidiaries, as of December 31, 2003, which was paid in during February 2004. Statutory net income was $35,676, $25,669, and $31,108 during the years ended December 31, 2005, 2004 and 2003, respectively.

The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state insurance departments. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

The state insurance departments that have jurisdiction over our insurance subsidiaries may conduct on-site visits and examinations of our insurers' affairs, including their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurers to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination or assessing fines or other penalties against that company. Currently, there are eight such examinations and related proceedings in progress. The outcome of these examinations and related proceedings are uncertain and, at the present time, the Company cannot determine their impact on the Company.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Unrealized Gain (Loss) on Securities	Interest Rate Cap	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2003	$ 2,894	$(420)	$ 2,474
2003 change, net of tax of $184	(762)	420	(342)
Balance at December 31, 2003	2,132	—	2,132
2004 change, net of tax of $839	(1,492)	—	(1,492)
Balance at December 31, 2004	640	—	640
2005 change, net of tax of $2,267	(4,030)	—	(4,030)
Balance at December 31, 2005	$(3,390)	$ —	$(3,390)

14. NET INCOME PER SHARE

Basic net income per share is computed based on the weighted average number of shares outstanding during the year. Diluted net income per share includes the dilutive effect of outstanding options and warrants, using the treasury stock method. Under the treasury stock method, exercise of options is assumed with the proceeds used to purchase common stock at the average price for the period. The difference between the number of shares assumed issued and number of shares purchased represents the dilutive shares.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2005	2004	2003
Net Income applicable to common stockholders	$54,702	$61,137	$33,514
Weighted average common shares—basic	30,648,419	30,680,692	23,829,487
Effect of dilutive securities:			
Options	1,178,701	1,369,162	1,224,065
Restricted stock	97,951	14,354	—
Warrants	220,564	239,914	291,008
Weighted average common shares—dilutive	32,145,635	32,304,122	25,344,560
Basic Earnings Per Share	$ 1.78	$ 1.99	$ 1.41
Diluted Earnings Per Share	$ 1.70	$ 1.89	$ 1.32

(dollars in thousands, except per share data)

15. SUBSEQUENT EVENTS

The Company agreed with National Union Fire Insurance Company of Pittsburgh, PA to terminate and commute the 2005 quota share reinsurance agreement on a cut-off basis effective January 1, 2006. The termination and commutation resulted in the reinsurer's release from all future liability in return for settlement of all balances due the Company, including commission and profit commission receivable, ceded loss reserves, ceded unearned premiums less any payables due the reinsurer. The Company received the net amount due from the reinsurer of $11.0 million on January 31, 2006. The termination and commutation will have no immediate impact to earnings per share or book value. The termination and commutation resulted in the following increases/(decreases) in certain balance sheet accounts in 2006, as follows:

Cash	$ 11,004
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	(16,429)
Prepaid reinsurance	(18,287)
Ceding commission receivable	(8,928)
Reinsurance payables	(28,067)
Deferred policy acquisition costs	4,573

16. QUARTERLY RESULTS FOR 2005 AND 2004 (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Revenues	$185,605	$175,103	$162,576	$154,265
Cost and Expenses	159,219	154,521	142,052	137,380
Net income	16,821	13,121	13,084	11,676
Basic earnings per share	0.53	0.42	0.43	0.39
Diluted earnings per share	0.51	0.41	0.41	0.37
2004				
Revenues	$ 89,877	$ 102,389	$ 108,194	$ 110,441
Cost and Expenses	66,970	77,707	83,953	86,372
Net income	14,546	15,673	15,393	15,525
Basic earnings per share	0.51	0.50	0.49	0.49
Diluted earnings per share	0.48	0.48	0.47	0.47

Board of Directors

Cary Blair
Retired Chairman & Chief Executive Officer, Westfield Group

Richard T. Delaney
Independent Consultant;
Retired President & Chief Operating Officer, Am-Re Consultants, Inc.

James R. Fisher
Chief Executive Officer & Chairman of the Board, Bristol West Holdings, Inc.
Managing Member, Fisher Capital Corp. L.L.C.

Todd A. Fisher
Member, KKR & Co. L.L.C.

Perry Golkin
Member, KKR & Co. L.L.C.

Inder-Jeet S. Gujral
Chairman, Newton Sensors, Inc.

Mary R. Hennessy
Independent Consultant;
Retired Chief Executive Officer & President, Overseas Partners, Ltd.

Dr. Eileen Hilton
Chief Executive Officer & President, Biomedical Research Alliance of New York

James N. Meehan
Independent Consultant;
Retired Managing Director, Bank of America

Scott C. Nuttall
Member, KKR & Co. L.L.C.

Arthur J. Rothkopf
Senior Vice President, U.S. Chamber of Commerce
President Emeritus, Lafayette College

Executive Management

James R. Fisher
Chief Executive Officer & Chairman of the Board

Jeffrey J. Dailey
President & Chief Operating Officer

Simon J. Noonan
Executive VP—Actuarial/Product

Anne M. Bandi
Senior VP—Operations

George N. Christensen
Senior VP—Business Integration

Brian J. Dwyer
Senior VP—Product Research & Development

Craig E. Eisenacher
Senior VP—Chief Financial Officer

Nila J. Harrison
Senior VP—Human Resources

Ronald E. Latva
Senior VP—Product Management

George G. O'Brien
Senior VP—Chief Legal Officer & Corporate Secretary

John L. Ondeck
Senior VP—Chief Information Officer

Alexis S. Oster
Senior VP—General Counsel

Robert D. Sadler
Senior VP—Marketing

James J. Sclafani, Jr.
Senior VP—Claims

Audrey E. Sylvan
Senior VP—Product Management

Corporate Headquarters

5701 Stirling Road
Davie, FL 33314
Main # 954-316-5200
Fax # 954-316-5151
800-338-2560

Transfer Agent

The Bank of New York
1-800-524-4458
1-212-815-3700 (Outside the U.S.)
1-888-269-5221 (Hearing Impaired—TTY Phone)

Address Shareholder Inquiries To:
The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258

E-Mail Address:
shareowners@bankofny.com

The Bank of New York's Stock Transfer Website: http://www.stockbny.com

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
New York, NY 10286-1002

Annual Meeting

May 19, 2006, 1:30 p.m.
Corporate Headquarters
5701 Stirling Road
Davie, FL 33314

Form 10-K and Other Investor Information

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission can be obtained by visiting www.bristolwest.com.

designed by curran & connors, inc. / www.curran-connors.com

Bristol West Holdings, Inc.
5701 Stirling Road
Davie, FL 33314

Main # 954-316-5200
Fax # 954-316-5151
800-338-2560

Web: www.bristolwest.com